                              AMENDED AND RESTATED
                                CREDIT AGREEMENT

                                    BETWEEN

                      SPARKLING SPRING WATER GROUP LIMITED
                         SPARKLING SPRING WATER LIMITED
                      NATURE SPRINGS WATER COMPANY LIMITED
                                      AND
                               SPRING WATER, INC.

                                  AS BORROWERS


                                      AND

                           THE TORONTO-DOMINION BANK,
                         TORONTO DOMINION (TEXAS), INC.
                                      AND
                    THE TORONTO-DOMINION BANK, LONDON BRANCH

                                   AS LENDERS

                            DATED AS OF MAY 17, 1999

                                TABLE OF CONTENTS

                                                                          Page No.
                                    ARTICLE 1
                                 INTERPRETATION

1.01     DEFINED TERMS.......................................................... 2
1.02     COMPUTATION OF TIME PERIODS............................................24
1.03     ACCOUNTING TERMS.......................................................24
1.04     INCORPORATION OF APPENDICES AND SCHEDULES..............................24
1.05     SINGULAR, PLURAL, ETC..................................................24

                                    ARTICLE 2
                                CREDIT FACILITIES

2.01     CREDIT FACILITIES......................................................24
2.02     AVAILABILITY...........................................................25
2.03     TERMINATION OF AVAILABILITY............................................25
2.04     REVOLVING NATURE OF OPERATING FACILITY AND ACQUISITION FACILITY........25
2.05     NON-REVOLVING NATURE OF TERM FACILITY..................................25
2.06     BORROWING OPTIONS......................................................25
2.07     REPAYMENT OF CREDIT FACILITIES.........................................27
2.08     OPTIONAL REPAYMENTS AND PREPAYMENTS....................................27
2.09     EXTENSION OF OPERATING MATURITY DATE...................................28
2.10     OPTIONAL REDUCTION OF COMMITMENTS......................................28
2.11     REPAYMENT OF OUTSTANDINGS TO REFLECT COMMITMENTS.......................28
2.12     GENERAL INTEREST PROVISIONS............................................28
2.13     BUSINESS DAY PAYMENTS..................................................29
2.14     INTEREST ON OVERDUE AMOUNTS............................................29
2.15     BREAKAGE COSTS.........................................................30
2.16     APPLICATION OF PAYMENTS................................................30
2.17     CONDITIONS SOLELY FOR THE BENEFIT OF THE LENDERS.......................31
2.18     NO WAIVER..............................................................31
2.19     AUTHORIZED DEBIT.......................................................31
2.20     COMMITMENT FEE.........................................................31
2.21     ARRANGEMENT FEE........................................................31
2.22     ADJUSTMENTS TO INTEREST RATES AND FEES.................................31

                                   ARTICLE 3
                           LOANS AND LETTERS OF CREDIT

3.01     ADVANCES...............................................................32
3.02     MINIMUM ADVANCES.......................................................32
3.03     NOTICE REQUIREMENTS FOR ADVANCES.......................................33
3.04     NOTICES IRREVOCABLE....................................................34
3.05     ELECTION OF INTEREST RATES AND CURRENCIES..............................34
3.06     CIRCUMSTANCES REQUIRING CANADIAN PRIME, U.S. BASE OR U.S. PRIME RATE
         PRICING................................................................35
3.07     INTEREST PERIODS.......................................................37
3.08     INTEREST ON ADVANCES...................................................37
3.09     INTEREST PAYMENT DATES.................................................37


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                                     - ii -


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                                                                          Page No.

3.10     PAYMENTS...............................................................37
3.11     LETTERS OF CREDIT.  ...................................................38

                                    ARTICLE 4
                              BANKERS' ACCEPTANCES

4.01     CREATION OF BANKERS' ACCEPTANCE........................................38
4.02     DRAWINGS...............................................................38
4.03     POWER OF ATTORNEY......................................................39
4.04     COMPLETION AND DELIVERY OF DRAFTS......................................39
4.05     STAMPING FEES..........................................................39
4.06     NETTING................................................................40
4.07     PAYMENT ON MATURITY....................................................40
4.08     CUSTODY OF DRAFTS......................................................40
4.09     RENEWAL OR OTHER PAYMENT OF BANKERS' ACCEPTANCE........................41
4.10     PREPAYMENTS OF BANKERS' ACCEPTANCES....................................41
4.11     NO DAYS OF GRACE.......................................................41
4.12     SUSPENSION OF BANKERS' ACCEPTANCE OPTION...............................41

                                    ARTICLE 5
                               CLOSING CONDITIONS

5.01     CLOSING CONDITIONS.....................................................42
5.02     ADDITIONAL CONDITIONS PRECEDENT FOR ACQUISITION FACILITY...............43
5.03     ADDITIONAL CONDITIONS PRECEDENT FOR TERM FACILITY......................47
5.04     CONDITIONS PRECEDENT TO SUBSEQUENT BORROWINGS..........................48

                                    ARTICLE 6
                         REPRESENTATIONS AND WARRANTIES

6.01     REPRESENTATIONS AND WARRANTIES BY THE BORROWERS........................48

                                    ARTICLE 7
                      FINANCIAL STATEMENTS AND INFORMATION

7.01     PROVISION OF INFORMATION...............................................53

                                    ARTICLE 8
                               POSITIVE COVENANTS

8.01     GENERAL AFFIRMATIVE COVENANTS..........................................55

                                    ARTICLE 9
                               NEGATIVE COVENANTS

9.01     GENERAL NEGATIVE COVENANTS.............................................58

                                   ARTICLE 10
                               BORROWER GUARANTEE

10.01    GUARANTEES.............................................................62
10.02    GUARANTEE ABSOLUTE AND UNCONDITIONAL. .................................63


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                                    - iii -


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
                                                                          Page No.
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10.03    DEMAND.................................................................64
10.04    REMEDIES...............................................................65
10.05    SET-OFF................................................................65
10.06    AMOUNT OF GUARANTEED OBLIGATIONS.......................................65
10.07    PAYMENT FREE AND CLEAR OF TAXES........................................65
10.08    SUBROGATION AND REPAYMENT..............................................66
10.09    POSTPONEMENT AND ASSIGNMENT............................................66
10.10    RIGHTS ON SUBROGATION..................................................67
10.11    CONTINUING GUARANTEE...................................................67
10.12    THIRD PARTY BENEFICIARIES..............................................67
10.13    NO MODIFICATION........................................................67
10.14    ADDITIONAL GUARANTEE...................................................67
10.15    REMEDIES CUMULATIVE....................................................67
10.16    NO WAIVERS, REMEDIES...................................................67
10.17    TIME OF ESSENCE........................................................68

                                   ARTICLE 11
                                    SECURITY

11.01    SECURITY...............................................................68
11.02    CONTINUED PERFECTION OF SECURITY.......................................68
11.03    SET-OFF................................................................68
11.04    CONFLICT...............................................................69

                                   ARTICLE 12
                                EVENTS OF DEFAULT

12.01    EVENTS OF DEFAULT......................................................69
12.02    CANCELLATION AND ACCELERATION..........................................72
12.03    REMEDIES CUMULATIVE....................................................72
12.04    WAIVERS................................................................72

                                   ARTICLE 13
                                  MISCELLANEOUS

13.01    RECORDS................................................................72
13.02    AMENDMENTS.............................................................73
13.03    NOTICES................................................................73
13.04    NO WAIVER; REMEDIES....................................................75
13.05    EXPENSES...............................................................75
13.06    MAINTENANCE OF ACCOUNTS................................................76
13.07    TAXES..................................................................76
13.08    INCREASED COSTS........................................................77
13.09    ENVIRONMENTAL INDEMNITY................................................78
13.10    JUDGMENT CURRENCY......................................................79
13.11    GOVERNING LAW..........................................................79
13.12    CONSENT TO JURISDICTION................................................79
13.13    SUCCESSORS AND ASSIGNS.................................................79


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                                     - iv -


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13.14    CONFLICT...............................................................80
13.15    SEVERABILITY...........................................................80
13.16    PRIOR UNDERSTANDINGS...................................................81
13.17    TIME OF ESSENCE........................................................81
13.18    COUNTERPARTS...........................................................81



Appendix 1  -  Mandatory Liquid Asset Cost
Appendix 2  -  Interest Rates and Fees

Schedule 1  -  Borrowing Notice - Canadian Prime Rate Advances, U.S. Base Rate
               Advances, Bankers' Acceptances and (Term Facility) U.S. Libor Advances
Schedule 2  -  Borrowing Notice - U.S. Prime Rate Advances and (Operating
               Facility and Acquisition Facility) U.S. Libor Advances
Schedule 3  -  Borrowing Notice - Sterling Libor Advances
Schedule 4  -  List of Wholly-Owned Subsidiaries
Schedule 5  -  Bankers' Acceptance Power of Attorney
Schedule 6  -  Quarterly Financial Certificate

                                CREDIT AGREEMENT

              THIS CREDIT AGREEMENT dated as of the 17th day of May, 1999

BETWEEN:

              SPARKLING SPRING WATER GROUP LIMITED, a corporation incorporated under the laws of the Province of Nova Scotia

                                                             OF THE FIRST PART

AND:

              SPARKLING SPRING WATER LIMITED, a corporation incorporated under the laws of the Province of Nova Scotia

                                                             OF THE SECOND PART

AND:

              NATURE SPRINGS WATER COMPANY LIMITED, a company incorporated under the laws of England and Wales (formerly called Sparkling Spring Water UK Limited)

                                                             OF THE THIRD PART

AND:

              SPRING WATER, INC., a corporation incorporated under the laws of the State of Delaware

                                                             OF THE FOURTH PART

AND:

              THE TORONTO-DOMINION BANK, a chartered bank of Canada

                                                             OF THE FIFTH PART

AND:

              TORONTO DOMINION (TEXAS), INC., a corporation incorporated under the laws of the State of Delaware

                                                             OF THE SIXTH PART

AND:

               THE TORONTO-DOMINION BANK, London Branch

                                                             OF THE SEVENTH PART

WHEREAS:

A. Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Nature Springs Water Company Limited (then called Sparkling Spring Water UK Limited) and Spring Water, Inc. as Borrowers and The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch as Lenders entered into a Credit Agreement dated as of April 30, 1998 (the "Original Credit Agreement");

B. The parties have agreed to amend and restate the Original Credit Agreement to reflect certain amendments to the credit facility provided under the Original Credit Agreement, to provide for additional credit facilities, and to make certain other amendments, as herein provided.

       THIS AGREEMENT WITNESSES that in consideration of the mutual covenants and agreements contained herein, it is agreed by and between the parties hereto as follows:

                                    ARTICLE 1
                                 INTERPRETATION

1.01 DEFINED TERMS. As used in this Agreement, the following terms have the following meanings:

       (a) "ACCOMMODATION" means the making of any Advance by the Lenders (including any renewal of an outstanding Advance), the creation of a Bankers' Acceptance by TD Bank and the issuance of a Letter of Credit or Guarantee Letter by TD Bank;

       (b) "ACQUIRED COMPANY" means a company which is, or assets of which are, acquired by a Group Entity during any particular period, including without limitation any Target Companies acquired during such period;

       (c) "ACQUIRED COMPANY EBITDA" means, for any particular period, an amount determined for any Acquired Company and its Subsidiaries in the same manner as the determination of Adjusted Consolidated EBITDA for SSWG and its Subsidiaries pursuant to this Agreement;

       (d) "ACQUISITION COMMITMENT" means U.S.$5,000,000, subject to any reduction under any provision of this Agreement;

       (e) "ACQUISITION FACILITY" means the credit facility to be made available to the Borrowers hereunder as set out in Section 2.01(b);

       (f)    "ACQUISITION MATURITY DATE" means April 30, 2004;

       (g) "ACTUAL CAPITAL EXPENDITURES" means, for any period, the actual aggregate capital expenditures of all Group Entities for that period;

       (h) "ADJUSTED CONSOLIDATED EBITDA" means, for any particular period, an amount determined as follows:

                 (i) the Consolidated Net Income of SSWG and its Subsidiaries
                     for that period;

              plus

                (ii) Total Interest for that period, to the extent such Total
                     Interest was deducted in determining Consolidated Net Income of SSWG and its Subsidiaries for that period;

              plus

               (iii) income taxes recorded by SSWG and its Subsidiaries for that period, to the extent such income taxes were included in determining Consolidated Net Income of SSWG and its Subsidiaries for that period;

              plus

                (iv) the amount of depreciation and amortization recorded by
                     SSWG and its Subsidiaries for that period, to the extent the amount of such depreciation and amortization was deducted in determining the Consolidated Net Income of SSWG and its Subsidiaries for that period;

              plus

                 (v) Acquired Company EBITDA for that period for any Acquired
                     Company acquired during that period;

              in each case adjusted for reasonable operating expense efficiencies, as approved by the Lenders, provided that in determining Adjusted Consolidated EBITDA: (A) the amount of U.S.$1,823,000, representing an acquisition charge incurred in the fiscal quarter ended September 30, 1998, may be added back for each of the quarters ending September 30, 1998, December 31, 1998, March 31, 1999 and June 30, 1999; and (B) the amount of U.S.$3,369,000, representing a special charge incurred in the fiscal quarter ended December 31, 1998, may be added back for each of the periods ended December 31, 1998, March 31, 1999, June 30, 1999 and September 30, 1999;

       (i) "ADVANCES" means advances made by the Lenders hereunder, including any renewal of outstanding Advances; Advances may be denominated in Canadian Dollars (a "Canadian Dollar Advance"), in U.S. Dollars (a "U.S. Dollar

              Advance") or in Sterling (a "Sterling Advance"); a Canadian Dollar Advance shall be designated as a "Canadian Prime Rate Advance", a U.S. Dollar Advance may from time to time, by election of the Borrowers, be designated as a "U.S. Base Rate Advance", a "U.S. Prime Rate Advance" or a "U.S. Libor Advance", and a Sterling Advance shall be designated as a "Sterling Libor Advance"; each of a Canadian Prime Rate Advance, a U.S. Base Rate Advance, a U.S. Prime Rate Advance, a U.S. Libor Advance and a Sterling Libor Advance is a "Type" of Advance;

       (j) "AFFILIATE" of any designated person means any other person that, directly or indirectly, controls or is controlled by or is under common control with such designated person; provided that in any event any person that beneficially owns directly or indirectly securities having 50% or more of the voting power for the election of directors or other governing body or 50% or more of the partnership or other ownership interests of any other person will be deemed to control such corporation or other person; for the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise;

       (k) "ALTERNATE STERLING RATE" means the rate of interest per annum (based on a 365 day year) as determined by TDUK as the rate it may make available for a period equal to one month Sterling obtained by TDUK in the London interbank market, plus the applicable Mandatory Liquid Asset Cost;

       (l) "ALTERNATE STERLING RATE ADVANCES" means Advances deemed to have been made to a Borrower pursuant to Section 3.05(e) or Section 3.06(a)(viii);

       (m) "AUTHORIZED OFFICER" means, with respect to a Borrower, the chairman, the president, the chief executive officer, the chief financial officer, the secretary or the chief legal officer of such Borrower;

       (n) "BANKERS' ACCEPTANCE" means a bankers' acceptance in Canadian Dollars created by acceptance of a Draft in accordance with the provisions of this Agreement;

       (o) "BENEFICIARY" means, in respect of any Letter of Credit or Guarantee Letter, the beneficiary specified therein or any other person to whom payments may be required to be made pursuant to such Letter of Credit or Guarantee Letter;

       (p) "BORROWERS" means, collectively, SSWG, SSW, SSUK and SWUS and their respective successors, and "BORROWER" means any one of them;

       (q)    "BORROWING" means a utilization by a Borrower of the Credit
              Facilities:

                 (i) in the case of the Operating Facility, by way of Canadian
                     Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances, Sterling Libor Advances, Bankers' Acceptances, Letters of Credit or Guarantee Letters;

                (ii) in the case of the Acquisition Facility, by way of Canadian
                     Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances, Sterling Libor Advances or Bankers' Acceptances; and

               (iii) in the case of the Term Facility, by way of Canadian Prime
                     Rate Advances, U.S. Base Rate Advances, U.S. Libor Advances or Bankers' Acceptances,

              and "BORROWINGS" means the aggregate of such utilizations;

       (r)    "BORROWING NOTICE" means a notice by a Borrower to the Lenders:

                 (i) substantially in the form attached as Schedule 1 hereto:

                     (1)    requesting a Canadian Prime Rate Advance;

                     (2)    requesting a U.S. Base Rate Advance;

                     (3)    requesting the creation of Bankers' Acceptances; or

                     (4)    in the case only of the Term Facility:

                            A.     requesting a U.S. Libor Advance; or

                            B. requesting the continuation of a U.S. Libor Advance for an additional Interest Period;

                (ii) substantially in the form attached as Schedule 2 hereto:

                     (1)    requesting a U.S. Prime Rate Advance;

                     (2)    requesting a U.S. Libor Advance; or

                     (3) requesting the continuation of a U.S. Libor Advance for an additional Interest Period; or

               (iii) substantially in the form attached as Schedule 3 hereto:

                     (1)    requesting a Sterling Libor Advance; or

                     (2) requesting the continuation of a Sterling Libor Advance for an additional Interest Period;

       (s) "BUSINESS DAY" means any day of the year, other than a Saturday, Sunday or other day on which:

                 (i) banks are required or authorized to close in Vancouver;

                (ii) where used in the context of a U.S. Prime Rate Advance, banks are required or authorized to close in New York City or Houston, Texas;

               (iii) where used in the context of a U.S. Libor Advance, banks are required or authorized to close in New York City or Houston, Texas and dealings are not carried on in the London interbank market; or

                (iv) where used in the context of a Sterling Libor Advance, banks are required or authorized to close in London and dealings are not carried on in the London interbank market;

       (t) "BUSINESS PLAN" means a business plan prepared by the Borrowers in respect of the consolidated business and financial activities of the Group Entities for the ensuing year, containing financial forecasts, an operating budget, and other matters typically included in an annual business plan;

       (u)    "CANADIAN DOLLARS" and "CDN.$" each mean lawful money of Canada;

       (v)    "CANADIAN PRIME RATE" on any day means the greater of:

                 (i) the rate of interest per annum then in effect (based on a year of 365 days or, in leap years, 366 days) established and reported by TD Bank to the Bank of Canada from time to time as the reference rate of interest for the determination of interest rates that TD Bank charges to customers of varying degrees of creditworthiness in Canada for Canadian Dollar loans made by it in Canada and designated by it as its "prime rate"; and

                (ii) the annual rate of interest equal to the CDOR Rate plus
                     0.75% per annum;

              provided that each change in the Canadian Prime Rate shall be effective from and including the date such change is made without any requirement of notification to any Borrower or any other person;

       (w) "CANADIAN PRIME RATE ADVANCES" means Advances on which interest is determined by reference to the Canadian Prime Rate in effect from time to time;

       (x)    "CAPEX" means, for any particular period, the greater of:

                 (i) the actual aggregate capital expenditures of all Group
                     Entities for that period, as determined by the Borrowers, for the purposes of the maintenance of the existing business of the Group Entities;

             and

                (ii) 3% of the consolidated revenue for all Group Entities for that period;

       (y) "CAPITAL LEASE OBLIGATIONS" means, for any person, all obligations of such person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) property, to the extent such obligations are required to be classified and accounted for as capital lease obligations or finance lease obligations on a balance sheet of such person in accordance with GAAP;

       (z) "CASH FLOW" means, for any particular period, an amount determined as follows:

                 (i) Adjusted Consolidated EBITDA for that period;

             less

                (ii) Capex for that period;

             less

               (iii) current income taxes actually paid by SSWG and its
                     Subsidiaries during that period;

       (aa) "CDOR RATE" means the annual rate equal to the average "BA 1 Month" rates for bankers' acceptances in Canadian Dollars displayed and identified as such on the "Reuters Screen CDOR Page" (as defined in the International Swap Dealer Association, Inc. definitions, as modified and amended from time to time) as of 10:00 a.m. (Vancouver time) on any particular day or, if such day is not a Business Day, then on the immediately preceding Business Day (as adjusted by TD Bank after 10:00 a.m. (Vancouver time) to reflect any error in a posted rate or in the posted average annual rate); provided that if such rates are not available on the Reuters Screen CDOR Page on any particular day, then the CDOR Rate on that day shall be calculated as the arithmetic mean of the 30 day rates applicable to bankers' acceptances in Canadian Dollars quoted by three major Canadian
              Schedule I chartered banks selected by the Lenders as of 10:00 a.m. (Vancouver time) on such day, or if such day is not a Business Day, then on the immediately preceding Business Day;

       (ab)   "CHANGE OF CONTROL" means:

                 (i) any person or group other than John Kredeit, Stephen
                     Larson, Clairvest Group Inc., or the management and directors of the Group Entities becoming the beneficial owner, directly or indirectly, of more than 50% of the Voting Stock of SSWG; or

                (ii) the transfer of all or substantially all of the assets of
                     SSWG or its Subsidiaries, taken as a whole, to any person or group other than another Group Entity;

       (ac) "CLOSING CONDITIONS" means the various conditions precedent set out in Section 5.01 hereof;

       (ad) "CLOSING DATE" means such date as the Borrowers and the Lenders may agree upon;

       (ae) "COMMITMENTS" means, collectively, the Operating Commitment, the Acquisition Commitment and the Term Commitment, and "COMMITMENT" means any one of them;

       (af) "COMMITMENT FEE" has the meaning ascribed to that term in Section 2.20;

       (ag) "CONSOLIDATED NET INCOME" means, for any particular period, the consolidated net income of SSWG and its Subsidiaries for such period determined in accordance with GAAP; provided that Consolidated Net Income shall not include:

                 (i) any loss, writedown, gain or other amount classified as an extraordinary item in accordance with GAAP;

                (ii) any portion of the net income or loss of any person that is not a Subsidiary of SSWG, except to the extent cash dividends received by SSWG or any Subsidiary of SSWG in any period are included in consolidated net income of SSWG for that period in accordance with GAAP;

               (iii) any gain or loss on the disposition of fixed assets or any income or loss attributable to discontinued operations; or

                (iv) any charges related to the acquisition in 1997 by SSWG of the shares of SSW and the related acquisition of stock options by SSW, or any other charges permitted under this Agreement;

       (ah) "CORPORATION" includes a corporation incorporated under the CANADA BUSINESS CORPORATIONS ACT and any other corporation wherever or however incorporated;

       (ai) "CREDIT FACILITIES" means, collectively, the Acquisition Facility, the Operating Facility and the Term Facility, and "CREDIT FACILITY" means any one of them;

       (aj) "CREDIT FACILITY DOCUMENTS" means this Agreement, the Subsidiary Guarantees, the Security Documents, the Guarantors' Consent and Acknowledgement, and all other documents to be executed and delivered to the Lenders by the Group Entities or any of them pursuant to this Agreement;

       (ak) "DEBENTURE/SECURITY AGREEMENTS" means debenture/security agreements in the principal amount of U.S.$60,000,000 each, executed by each of the Group Entities in a form satisfactory to the Lenders, acting reasonably, granting to the Lenders a first financial charge on all real property of each of the Group Entities and a security interest in all personal property of each of the Group Entities ranking in priority to any other security interest (other than Permitted Liens) in such personal property;

       (al) "DEBT SERVICE" means, for any particular period, an amount determined as follows:

                 (i) Total Interest for that period;

              plus

                (ii) scheduled principal payments by the Borrowers in respect of the Credit Facilities for that period;

              plus

               (iii) without duplication, interest and scheduled principal payments payable by SSWG and its Subsidiaries in respect of other Indebtedness for that period, including without limitation the Senior Subordinated Notes and any Vendor Debt, provided that, for each of the fiscal quarters ended December 31, 1997, March 31, 1998, June 30, 1998 and
                     September 30, 1998, no scheduled principal payments in respect of other Indebtedness shall be included for the period prior to January 1, 1998;

       (am) "DEFAULT" means an event which, with the giving of notice or passage of time, or both, would constitute an Event of Default;

       (an) "DISPOSITIONS" has the meaning ascribed to that term in Section 9.01(f);

       (ao) "DRAFT" means, at any time, a blank bill of exchange drawn by a Borrower on TD Bank in Canadian Dollars and bearing such distinguishing letters and numbers as TD Bank may determine, but which has not been completed or accepted by TD Bank;

       (ap) "DRAWING" means the creation of Bankers' Acceptances by TD Bank in accordance with the provisions of this Agreement;

       (aq) "DRAWING DATE" means any Business Day fixed in accordance with the provisions of this Agreement for a Drawing;

       (ar) "ENVIRONMENTAL LAWS" means any Laws relating, in whole or in part, to the protection and enhancement of the environment, public health, or transportation of dangerous goods;

       (as) "EQUIVALENT AMOUNT" means, on any particular date, the amount of U.S. Dollars into which an amount of Canadian Dollars or Sterling may be converted, the amount of Canadian Dollars into which an amount of U.S. Dollars or Sterling may be converted, or the amount of Sterling into which an amount of Canadian Dollars or U.S. Dollars may be converted, in each case determined on the basis of the applicable Spot Buying Rates on the date of determination; provided that if the date of determination is not a Business Day, the applicable Spot Buying Rates shall be the Spot Buying Rates quoted for the immediately preceding Business Day;

       (at)   "EVENT OF DEFAULT" means any of the events specified in Section
              12.01;

       (au) "EXISTING BANKERS TRUST SWAP AGREEMENT" means the ISDA Master Agreement dated as of November 18, 1997 between SSWG and Bankers Trust Company;

       (av)   "FACE AMOUNT" means, in respect of:

                 (i) a Bankers' Acceptance, the amount payable to the holder thereof on its maturity; and

                (ii) a Letter of Credit or Guarantee Letter, the maximum amount payable to the Beneficiary;

       (aw) "FEDERAL FUNDS EFFECTIVE RATE" means, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for the day of such transactions received by the Lenders from three federal funds brokers of recognized standing selected by them;

       (ax) "GAAP" means, in relation to any person at any time, accounting principles generally accepted in the United States of America as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entities as may be approved by a significant segment of the accounting profession in the United States of America, applied on a basis consistent with the most recent audited financial statements of such person and its consolidated Subsidiaries

              (except for changes accepted without qualification in an auditor's report by such person's independent auditors and shown in such statements);

       (ay) "GUARANTORS' CONSENT AND ACKNOWLEDGEMENT" means a consent and acknowledgement regarding the Subsidiary Guarantees and the Security Documents executed by each of the Group Entities other than the Borrowers in favour of the Lenders, in a form satisfactory to the Lenders, acting reasonably;

       (az) "GENERAL ASSIGNMENTS OF BOOK DEBTS" means general assignments of book debts, or other similar security agreements in any jurisdiction other than Canada, executed by each of the Group Entities in favour of the Lenders, in a form satisfactory to the Lenders, acting reasonably, ranking in priority to any other security interest in book debts or accounts of such Group Entity;

       (ba) "GOVERNMENTAL BODY" means any government (including without limitation any federal, provincial, state, municipal or local government) or political subdivision or any agency, authority, bureau, central bank, monetary authority, commission, department or instrumentality thereof, or any court or tribunal, whether foreign or domestic;

       (bb) "GROUP ENTITIES" means, collectively, the Borrowers, Canadian Springs Water Company Limited, Water at Work Limited, Natural Water Limited, Krystal Fountain Water Co. Limited, Crystal Spring Acquisition, Inc. and Cullyspring Water Co., Inc. and any additional Wholly-Owned Subsidiaries acquired by the Borrowers after the date of this Agreement, and "GROUP ENTITY" means any one of them;

       (bc)   "GUARANTEE" or "GUARANTEED", as applied to an obligation, include:

                 (i) a guarantee (other than by endorsement of negotiable
                     instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and

                (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of any part or all of such obligation;

       (bd) "GUARANTEE LETTERS" means letters of guarantee issued by TD Bank pursuant to Section 3.11;

       (be)   "GUARANTEEING BORROWER" has the meaning ascribed to that term in
              Article 10;

       (bf) "HAZARDOUS MATERIALS" means any substance declared to be hazardous or toxic under any Law now or hereafter enacted or promulgated by any Governmental Body having jurisdiction over the Group Entities or their properties or assets;

       (bg) "INDEBTEDNESS" of any person means, without duplication and without regard to any interest component with respect thereto (whether actual or imputed) that is not due and payable:

                 (i) all overdrafts in accounts with banks or other similar institutions and all obligations represented by notes payable and drafts accepted representing extensions of credit, including in respect of such obligation issued at a discount from par, as at any date of determination, any amount reasonably regarded as the amortized discount or accrued interest for any such obligation for the 12 month period ended on such date of determination;

                (ii) all obligations of such person (whether or not for borrowed money) that are evidenced by bonds, debentures, notes or other similar instruments or that, whether or not so evidenced, would be considered indebtedness in respect of borrowed money in accordance with GAAP, including in respect of any such obligation issued at a discount from par, as at any date of determination, any amount reasonably regarded as the amortized discount or accrued interest for any such obligation for the 12 month period ended on such date of determination;

               (iii) all Capital Lease Obligations of such person;

                (iv) all obligations in respect of which interest charges are customarily paid by such person;

                 (v) all obligations of such person for borrowed money which are convertible into shares of stock or other equity interests of such person (whether at the option of such person or of the holder), until any such conversion is actually made;

                (vi) all shares of stock or other equity interests of such person that are required to be redeemed or repurchased by such person at the option of the holder thereof, whether upon the happening of any event or contingency or otherwise;

               (vii) all obligations of such person for the deferred purchase price of property or services acquired by such person;

              (viii) all obligations for borrowed money secured by any Lien upon or in any property owned by such person whether or not such person has assumed or become liable for the payment of such obligations for borrowed money;

                (ix) all obligations of such person in respect of letters of credit;

                 (x) all obligations of such person under Treasury Contracts;
                     and

                (xi) all obligations of the type described in any of clauses (i)
                     through (x) above that are guaranteed, directly or indirectly, or endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted with recourse by such person;

              provided that in determining Indebtedness of each Group Entity the following items shall be excluded:

               (xii) trade accounts payable;

              (xiii) accrued liabilities which would be classified as current liabilities in accordance with GAAP (other than indebtedness for borrowed money) and which have been incurred in the ordinary course of business;

               (xiv) unearned revenues;

                (xv) current and deferred income taxes;

               (xvi) accruals for pension obligations;

              (xvii) minority interests;

             (xviii) indebtedness of any Group Entity to any other Group
                     Entity; and

               (xix) the Out-of-the-Money Mark-to-Market Amount in respect of the Existing Bankers Trust Swap Agreement, to the extent only that such Out-of-the-Money Mark-to-Market Amount is secured, as permitted under this Agreement, by indebtedness of any Group Entity which otherwise constitutes Indebtedness as determined in accordance with the foregoing;

       (bh) "INTEREST PERIOD" means, for each U.S. Libor Advance and each Sterling Libor Advance, a period commencing:

                 (i) in the case of the initial Interest Period for such
                     Advance, on the date of such Advance; and

                (ii) in the case of any subsequent Interest Period for such
                     Advance, on the last day of the immediately preceding Interest Period;

              and ending, in either case, on the last day of the period as selected by a Borrower pursuant to this Agreement;

       (bi) "INVESTMENT" means any investment (in cash or by delivery of other property) by any Group Entity made directly or indirectly:

                 (i) in any other person by stock purchase, capital
                     contribution, loan or advance or other credit extension or by purchase of property from such person subject to an understanding to resell such property to such person or otherwise;

                (ii) in any property purchased, leased pursuant to a lease which would constitute a capital lease under GAAP, or otherwise acquired by any Group Entity;

              excluding in any case routine purchases of property to be used or consumed in the ordinary course of business;

       (bj) "JUDGMENT CURRENCY" means the currency in which a court of competent jurisdiction may render judgment in connection with any litigation relating to the repayment of Outstandings under this Agreement;

       (bk) "LAW" means any law (including common law and equity), constitution, statute, order, treaty, regulation or rule of any Governmental Body;

       (bl) "LENDERS" means, collectively, TD Bank, TDUS and TDUK and their respective successors and assigns, and "LENDER" means any one of them;

       (bm) "LETTERS OF CREDIT" means letters of credit issued by TD Bank pursuant to Section 3.11;

       (bn) "LIEN" means, with respect to any person, any mortgage, lien, pledge, adverse claim, charge, security interest or other encumbrance, or any interest or title of any vendor, lessor, lender or other secured party to or of such person under any conditional sale or other title retention agreement or capital lease, upon or with respect to any property or asset of such person, or the signing or filing of a financing statement that names such person as debtor, or the signing of any security agreement authorizing any other person as the secured party to file any financing statement;

       (bo) "MANDATORY LIQUID ASSET COST" means the applicable percentage (if any) calculated in accordance with Appendix 1 to be included in Sterling Libor;

       (bp) "MARGIN" means the applicable percentage (if any) set out in Appendix 2 to be added to the Canadian Prime Rate, the U.S. Base Rate, the U.S. Prime Rate, U.S. Libor, Sterling Libor or the Alternate Sterling Rate to determine the interest rate payable on Canadian Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances, Sterling Libor Advances or Alternate Sterling Rate Advances, respectively;

       (bq)   "MATERIAL ADVERSE EFFECT" means:

                 (i) a material adverse effect on the financial condition,
                     business or prospects of the Group Entities taken as a whole;

                (ii) any effect on the ability of the Borrowers to perform their respective obligations under this Agreement; or

               (iii) any effect on the validity or enforceability of this
                     Agreement, any Subsidiary Guarantee or any of the Security Documents;

       (br) "MATURITY DATES" means, collectively, the Operating Maturity Date, the Acquisition Maturity Date and the Term Maturity Date, and "MATURITY DATE" means any one of them;

       (bs)   "NON-RENEWAL DATE" has the meaning ascribed to that term in
              Section 2.07(d);

       (bt) "NON-RESIDENT OF CANADA" has the meaning assigned to the expression "non-resident" in the INCOME TAX ACT (Canada);

       (bu) "OPERATING COMMITMENT" means U.S.$15,000,000, subject to any reduction under any provision of this Agreement;

       (bv) "OPERATING FACILITY" means the credit facility to be made available to the Borrowers hereunder as set out in Section 2.01(a);

       (bw) "OPERATING MATURITY DATE" means April 30, 2000, subject to any extension under any provision of this Agreement;

       (bx) "ORIGINAL CURRENCY" means the currency in respect of which any Outstandings are owed by the Borrowers to the Lenders in accordance with the provisions of this Agreement;

       (by) "OUT-OF-THE-MONEY MARK-TO-MARKET AMOUNT" means at any particular time in respect of a Treasury Contract, the amount, if any, by which the value of such Treasury Contract, calculated based upon the interest rate at which such Treasury Contract was booked, exceeds the value of such Treasury Contract calculated based upon the then prevailing applicable market interest rate;

       (bz) "OUTSTANDINGS" means, with respect to any Credit Facility on any day, an amount equal to:

                 (i) the aggregate principal amount of all Advances under such
                     Credit Facility;

                (ii) the aggregate Face Amount of all outstanding Bankers'
                     Acceptances under such Credit Facility; and

               (iii) in the case of the Operating Facility, the aggregate Face
                     Amount of all issued Letters of Credit and Guarantee
                     Letters;

       (ca) "PERMITTED CAPITAL EXPENDITURES" means, for any fiscal year of SSWG, an amount determined as follows:

                 (i) U.S.$5,000,000;

       plus

                (ii) 4% of the aggregate purchase price of all Acquired
                     Companies acquired by all Group Entities after January 1, 1999;

       plus

               (iii) U.S.$400 for each new customer acquired by any Group Entity in such fiscal year;

       plus

                (iv) the lesser of:

                     (1)    U.S.$2,000,000; and

                     (2) the amount by which the Permitted Capital Expenditures for the previous fiscal year exceeded the Actual Capital Expenditures for such previous fiscal year;

       (cb)   "PERMITTED LIENS" means with respect to any Group Entity:

                 (i) carriers', warehousemen's, builders' and mechanics' and other like Liens arising in the ordinary course of business by operation of law and other Liens resulting from judgments or awards the time for the appeal or petition for rehearing of which shall not have expired or in respect of which such Group Entity shall in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been obtained;

                (ii) Liens or trusts for taxes, assessments and other
                     governmental charges either not yet due and payable or, to the extent nonpayment thereof shall be permitted by Section 8.01(d), in respect of which enforcement proceedings shall have been effectively stayed;

               (iii) pledges or deposits made under workers' compensation laws or similar legislation or good faith deposits or bonds or similar instruments to secure the performance of bids, tenders, leases, contracts (other than for the payment of Indebtedness) or expropriation proceedings, or deposits to secure surety and appeal bonds or deposits as security for contested taxes or export or import duties, levies, charges or surcharges;


                (iv) the right reserved to or vested in any Governmental Body by the terms of any lease, franchise, tenure, contract, grant or permit acquired by the Group Entities, or by any statutory provisions, to terminate any such lease, license, franchise, tenure, contract, grant or permit (provided that such right is not then being exercised), or to require annual or other periodic payments or the performance of obligations or imposition of conditions, as a condition of the continuance thereof;

                 (v) security given to a public utility or to any Governmental
                     Body when required by such public utility or Governmental Body in connection with operations in the ordinary course of business of any of the Group Entities;

                (vi) the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown in the right of Canada or in the right of any Province or Territory thereof;

               (vii) minor survey exceptions, minor encumbrances, leases, rights or options to repurchase, restrictions, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, title defects or irregularities or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of business or the ownership of properties which were not incurred in connection with the incurrence of Indebtedness or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of the Group Entities;

              (viii) Liens constituted by capital leases or finance leases which create Capital Lease Obligations;

                (ix) Liens on vehicles or office or computer equipment in
                     existence on December 31, 1997 as reflected in the audited financial statements of SSWG;

                 (x) Liens (other than Purchase Money Mortgages) incurred in the ordinary course of business securing obligations which are not yet due and payable;

                (xi) any Lien renewing, extending or refunding any Lien
                     permitted by paragraphs (i) through (x); provided that

                     (1) the principal amount of Indebtedness secured by such Lien immediately prior to such extension, renewal or refunding is not increased or the maturity thereof reduced;

                     (2)    such Lien is not extended to any other property; and


                     (3) immediately after such extension, renewal or refunding no Default or Event of Default would exist;

               (xii) Liens in the amount of up to U.S.$4,000,000 to secure the
                     Out-of-the-Money Mark-to-Market Amount in respect of the Existing Bankers Trust Swap Agreement, provided that at no time shall the amount of such Liens in the form of cash collateral security total more than U.S.$2,000,000, and that any other such Liens shall be in the form of Letters of Credit or Guarantee Letters issued by TD Bank and payable to Bankers Trust Company as Beneficiary; and

              (xiii) Liens created by or contained in the Security Documents;

       (cc) "PERSON" includes an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity, or a foreign state or political subdivision thereof or any agency of such state or subdivision;

       (cd)   "POWER OF ATTORNEY" has the meaning ascribed to that term in
              Section 4.03;

       (ce)   "PURCHASE MONEY MORTGAGE" means:

                 (i) a Lien existing upon assets at the time of their
                     acquisition by SSWG or any of its Subsidiaries, or at the time of acquisition by SSWG or any of its Subsidiaries of any business entity then owning such assets, whether or not such existing Lien was given to secure the purchase price of the assets which are subject to such Lien; and

                (ii) a Lien created by SSWG or any of its Subsidiaries to secure all or any part of the unpaid purchase price, or to secure Indebtedness incurred solely for the purpose of financing all or any part of the purchase price or cost of construction, of property or any improvement to property acquired or constructed by SSWG or such Subsidiary;

       (cf) "QUARTERLY FINANCIAL CERTIFICATE" means the certificate of the chief financial officer or vice-president, finance of SSWG required to be delivered to the Lenders following each fiscal quarter of SSWG pursuant to Section 7.01(a)(vii), substantially in the form attached as Schedule 6;

       (cg) "RESPONSIBLE OFFICER" means with respect to each of the Borrowers, any Authorized Officer of such Borrower, any vice president, treasurer or controller of such Borrower, and any other officer of such Borrower responsible for monitoring compliance with, or otherwise administering, this Agreement;

       (ch) "SECURITY DOCUMENTS" means, collectively, the Debenture/Security Agreements and the General Assignments of Book Debts;

       (ci)   "SENIOR DEBT" means, at any particular time, for SSWG and its
              Subsidiaries:

                 (i) all outstanding Indebtedness under the Credit Facilities;

                (ii) all outstanding Capital Lease Obligations;

               (iii) all outstanding secured Vendor Debt;

                (iv) the Out-of-the-Money Mark-to-Market Amount in respect of the Existing Bankers Trust Swap Agreement, less the amount of such Out-of-the-Money Mark-to-Market Amount that is secured, as permitted under this Agreement, by other Indebtedness of any Group Entity; and

                 (v) without duplication, all other outstanding Indebtedness secured by Permitted Liens;

              but, for greater certainty, excludes Purchase Money Mortgages;

       (cj) "SENIOR DEBT PLUS CONTINGENCY" means, at any particular time, for SSWG and its Subsidiaries:

                 (i) all outstanding Indebtedness under the Credit Facilities;

                (ii) all outstanding Capital Lease Obligations;

               (iii) all outstanding secured Vendor Debt;

                (iv) 30.5% of the notional amount of all Indebtedness under
                     Treasury Contracts; and

                 (v) without duplication, all other outstanding Indebtedness secured by Permitted Liens;

       (ck) "SENIOR DEBT TO ADJUSTED CONSOLIDATED EBITDA RATIO" means the ratio of Senior Debt as at each fiscal quarter end to Adjusted Consolidated EBITDA for the four fiscal quarters then ended;

       (cl) "SENIOR DEBT PLUS CONTINGENCY TO ADJUSTED CONSOLIDATED EBITDA RATIO" means the ratio of Senior Debt plus Contingency as at each fiscal quarter end to Adjusted Consolidated EBITDA for the four fiscal quarters then ended;

       (cm) "SENIOR INTEREST" means all interest, Stamping Fees and other fees payable by the Borrowers with respect to the Credit Facilities pursuant to this Agreement other than the arrangement fee payable pursuant to Section 2.21;

       (cn) "SENIOR SUBORDINATED NOTES" means all notes of SSWG now or at any time hereafter issued under the Senior Subordinated Note Indenture;

       (co) "SENIOR SUBORDINATED NOTE INDENTURE" means the note indenture dated November 19, 1997 among SSWG, certain other Group Entities as guarantors, and Bankers Trust Company as trustee, providing for the issuance of unsecured subordinated notes of SSWG, as supplemented by the First Supplemental Indenture dated as of February 1, 1998, by the Second Supplemental Indenture dated as of March 1, 1998 and by the Third Supplemental Indenture dated as of February 2, 1999;

       (cp) "SPOT BUYING RATES" means the Bank of Canada noon spot rates for Canadian Dollars against U.S. Dollars and Sterling, U.S. Dollars against Canadian Dollars and Sterling against Canadian Dollars (as quoted or published from time to time by the Bank of Canada), or any combination thereof, as the case may be, on the relevant date of determination;

       (cq) "SSUK" means Nature Springs Water Company Limited (formerly called Sparkling Spring Water UK Limited), a company incorporated under the laws of England and Wales with registered number 2899075;

       (cr) "SSW" means Sparkling Spring Water Limited, a corporation incorporated under the laws of the Province of Nova Scotia;

       (cs) "SSWG" means Sparkling Spring Water Group Limited, a corporation incorporated under the laws of the Province of Nova Scotia;

       (ct)   "STAMPING FEE" has the meaning ascribed to that term in Section
              4.05;

       (cu)   "STERLING" and "U.K.(L)" each mean lawful money of the United
              Kingdom;

       (cv) "STERLING LIBOR" means, with respect to any Sterling Libor Advance for any Interest Period, the rate of interest per annum as determined by TDUK to be the arithmetic mean (rounded upwards, if necessary, to the nearest four decimal places) of the offered quotations in Sterling and for the Interest Period which appear on the display designated as page "LIBP" on the Reuter Monitor Money Rates Service (or such other displays, pages or service as may replace those displays, pages or service, as the case may be, or such system for the purpose of displaying London interbank offered rates of leading banks as there may be from time to time) as at 11:00 a.m. (London time) two Business Days before the first day of such Interest Period, plus the applicable Mandatory Liquid Asset Cost;

       (cw) "STERLING LIBOR ADVANCES" means Advances on which interest is determined by reference to Sterling Libor;

       (cx) "SUBSIDIARY" means, with respect to any corporation, any other corporation of which or in which such corporation (alone or with its Subsidiaries) owns directly or indirectly more than 50% of the combined voting power of all classes of Voting Stock;

       (cy) "SUBSIDIARY GUARANTEE" means a guarantee of each of the Wholly-Owned Subsidiaries other than the Borrowers in a form satisfactory to the Lenders, acting reasonably;

       (cz) "SWUS" means Spring Water, Inc., a corporation incorporated under the laws of the State of Delaware;

       (da) "TARGET COMPANY" means a company which, or assets of which, a Borrower proposes to acquire by means of, in whole or in part, a Borrowing under the Acquisition Facility;

       (db) "TAXES" means any and all present or future taxes (including without limitation all stamp, documentary, excise or property taxes), levies, imposts, deductions, charges or withholdings and liabilities with respect thereto;

       (dc) "TD BANK" means The Toronto-Dominion Bank, its successors and assigns;

       (dd)   "TDUK" means the London Branch of the TD Bank;

       (de) "TDUS" means Toronto Dominion (Texas), Inc., its successors and assigns;

       (df) "TERM COMMITMENT" means U.S.$10,000,000, subject to any reduction under any provision of this Agreement;

       (dg) "TERM FACILITY" means the credit facility to be made available to SSWG hereunder as set out in Section 2.01(c);

       (dh)   "TERM MATURITY DATE" means October 31, 2004;

       (di) "THIS AGREEMENT", "herein", "hereof", "hereto" and "hereunder" and similar expressions mean and refer to this Agreement as supplemented or amended and not to any particular Article, Section, Schedule or other portion hereof, and the expressions "Article", "Section" and "Schedule" followed by a number mean and refer to the specified Article, Section or Schedule of this Agreement;

       (dj) "TOTAL DEBT" means, at any particular time, all Indebtedness of SSWG and its Subsidiaries on a consolidated basis;

       (dk) "TOTAL DEBT TO ADJUSTED CONSOLIDATED EBITDA RATIO" means the ratio of Total Debt as at each fiscal quarter end to Adjusted Consolidated EBITDA for the four fiscal quarters then ended;

       (dl) "TOTAL INTEREST" means for any particular period, all amounts payable by SSWG and its Subsidiaries as interest, fees and commissions in respect of Indebtedness for such period, net of interest income during the period and net of applicable set-up fees, all in accordance with GAAP, including without limitation:

                 (i) interest, fees and commissions payable by the Borrowers with respect to the Credit Facilities pursuant to this Agreement, but excluding the arrangement fee payable pursuant to Section 2.21 and amortized interest, arrangement fees, costs and expenses incurred under this Agreement;

                (ii) interest, fees and commissions payable by SSWG in respect of the Senior Subordinated Notes pursuant to the Senior Subordinated Note Indenture, but excluding amortized interest, fees, costs and expenses incurred under the Senior Subordinated Note Indenture; and

               (iii) imputed interest in respect of Capital Lease Obligations of
                     SSWG and its Subsidiaries;

       (dm) "TREASURY CONTRACTS" means any agreement entered into by the Borrowers or any other Group Entity to control, fix or regulate currency exchange fluctuations or the rate or rates of interest payable on indebtedness, and includes interest rate swaps, interest rate agreements, caps, collars, futures or hedging agreements and other like money market facilities;

       (dn) "TREASURY CONTRACT BREAKAGE COSTS" means the aggregate of all costs and liabilities incurred by the Lenders as a result of the termination or cancellation of any Treasury Contract or Treasury Contracts;

       (do)   "U.S. BASE RATE" on any day means the greater of:

                 (i) the rate of interest per annum (based on a year of 365 days) established from time to time by TD Bank as the reference rate of interest then in effect for the determination of interest rates that TD Bank charges to customers on commercial loans in U.S. Dollars made by TD Bank in Canada and which it refers to as its "base rate"; and

                (ii) the Federal Funds Effective Rate in effect on that day, multiplied by the fraction which has as numerator 365 and as denominator 360, plus 0.50% per annum;

              provided that each change in the U.S. Base Rate shall be effective from and including the date such change is made without any requirement of notification to any Borrower or any other person;

       (dp) "U.S. BASE RATE ADVANCES" means Advances on which interest is determined by reference to the U.S. Base Rate in effect from time to time;

       (dq) "U.S. DOLLARS" and "U.S.$" each mean lawful money of the United States of America;

       (dr) "U.S. LIBOR" means, with respect to any U.S. Libor Advance for any Interest Period, the rate for deposits in U.S. Dollars for a period comparable to such Interest Period which is quoted on the British Bankers Association Libor Rates Telerate (Page 3750) (or such other displays, pages or service as may replace those displays, pages or service, as the case may be, or such system for the purpose of displaying London interbank offered rates of leading banks as there may be from time to time) as at 11:00 a.m. (London time) two Business Days before the first day of such Interest Period;

       (ds) "U.S. LIBOR ADVANCES" means Advances on which interest is determined by reference to U.S. Libor;

       (dt)   "U.S. PRIME RATE" on any day means the greater of:

                 (i) the rate of interest per annum then in effect established and declared by TDUS to the New York Federal Reserve as its New York prime rate on U.S. Dollar loans; and

                (ii) the Federal Funds Effective Rate in effect on that day, plus 0.50% per annum;

              provided that each change in the U.S. Prime Rate shall be effective from and including the date such change is made without any requirement of notification to any Borrower or any other person;

       (du) "U.S. PRIME RATE ADVANCES" means Advances on which interest is determined by reference to the U.S. Prime Rate in effect from time to time;

       (dv) "VENDOR DEBT" means all Indebtedness of SSWG and its Subsidiaries to any person from whom any Group Entity has acquired, prior to, on, or after the date of this Agreement, an Acquired Company;

       (dw) "VOTING STOCK" of any designated corporation means any and all shares of capital stock of such corporation of any class the shareholders of which have the right (not depending upon the happening of a contingency) to elect the members of the board of directors of such corporation; and

       (dx) "WHOLLY-OWNED SUBSIDIARY" means any Subsidiary of any Borrower which is wholly-owned, directly or indirectly, by such Borrower.

1.02 COMPUTATION OF TIME PERIODS. Where, in this Agreement, a notice must be given a number of days prior to a specified action, the day on which such notice is given shall be included and the day of the specified action shall be excluded.

1.03 ACCOUNTING TERMS. All accounting terms not specifically defined herein shall be construed in accordance with GAAP.

1.04 INCORPORATION OF APPENDICES AND SCHEDULES. The following Appendices and Schedules to this Agreement shall, for all purposes hereof, form an integral part of this Agreement:

       Appendix 1    -   Mandatory Liquid Asset Cost
       Appendix 2    -   Interest Rates and Fees

       Schedule 1    -   Borrowing Notice - Canadian Prime Rate Advances, U.S.
                         Base Rate Advances, Bankers' Acceptances and
                         (Term Facility) U.S. Libor Advances
       Schedule 2    -   Borrowing Notice - U.S. Prime Rate Advances and
                         (Operating Facility and Acquisition Facility)
                         U.S. Libor Advances
       Schedule 3    -   Borrowing Notice - Sterling Libor Advances
       Schedule 4    -   List of Wholly-Owned Subsidiaries
       Schedule 5    -   Bankers' Acceptance Power of Attorney
       Schedule 6    -   Quarterly Financial Certificate

1.05 SINGULAR, PLURAL, ETC. As used herein, each gender shall include all genders, and the singular shall include the plural and the plural the singular as the context shall require.

                                    ARTICLE 2
                                CREDIT FACILITIES

2.01 CREDIT FACILITIES. The Credit Facilities to be made available to the Borrowers hereunder are as follows:

       (a) a revolving operating facility (the "Operating Facility") in the maximum principal amount of U.S.$15,000,000 (or the Equivalent Amount in Canadian Dollars or Sterling), to be made available to the Borrowers to finance their working capital and operating requirements from time to time, with all Outstandings under the Original Credit Agreement as at the date of this Agreement being continued as Outstandings under the Operating Facility;

       (b) a revolving reducing term facility (the "Acquisition Facility") in the maximum principal amount of U.S.$5,000,000 (or the Equivalent Amount in Canadian

              Dollars or Sterling), to be made available to the Borrowers for the acquisition of one or more Target Companies; and

       (c) a non-revolving reducing term facility (the "Term Facility") in the maximum principal amount of U.S.$10,000,000 (or the Equivalent Amount in Canadian Dollars), to be made available to SSWG for the purchase of Senior Subordinated Notes.

2.02   AVAILABILITY.  Subject to Section 2.03 and the provisions of Article 5:

       (a) the Operating Facility shall be available for drawdown commencing on the Closing Date, or prior thereto at the Lenders' sole discretion, and terminating on the Operating Maturity Date;

       (b) the Acquisition Facility shall be available for drawdown commencing on the Closing Date, or prior thereto at the Lenders' sole discretion, and terminating on the day prior to the Acquisition Maturity Date; and

       (c) the Term Facility shall be available for drawdown commencing on the Closing Date, or prior thereto at the Lenders' sole discretion, and terminating on October 31, 1999, with the Term Commitment being permanently reduced on October 31, 1999 to the amount of Outstandings under the Term Facility as at October 31, 1999.

2.03 TERMINATION OF AVAILABILITY. If the Closing Date does not occur on or before July 31, 1999, the Credit Facilities shall no longer be available and, subject to the obligations of the Borrowers under Section 13.05 (which shall continue), this Agreement shall terminate.

2.04 REVOLVING NATURE OF OPERATING FACILITY AND ACQUISITION FACILITY. The Operating Facility and the Acquisition Facility shall each revolve and any amounts borrowed thereunder and repaid may be borrowed again, provided that any such reborrowing would not result in the amount of the Outstandings under the Operating Facility or the Acquisition Facility exceeding the then applicable Operating Commitment or Acquisition Commitment, as the case may be.

2.05 NON-REVOLVING NATURE OF TERM FACILITY. The Term Facility shall not revolve, and any amount repaid or prepaid thereunder may not be borrowed again. Any amount repaid or prepaid in respect of the Term Facility shall reduce the Term Commitment by the same amount.

2.06 BORROWING OPTIONS. Subject to the provisions of this Agreement, the Borrowers may, at their option:

       (a)    utilize the Operating Facility by way of:

                 (i) Canadian Prime Rate Advances or U.S. Base Rate Advances
                     pursuant to Article 3 hereof to a maximum amount of U.S.$15,000,000 (or the

                     Equivalent Amount in Canadian Dollars), made available by TD Bank to SSW and SSWG in Canada;

                (ii) Letters of Credit or Guarantee Letters issued by TD
                     Bank in Canadian Dollars, U.S. Dollars or Sterling, as requested by SSW or SSWG pursuant to Section 3.11 hereof, to a maximum aggregate Face Amount of U.S.$7,000,000 (or the Equivalent Amount in Canadian Dollars or Sterling) and with the aggregate Face Amount payable to Bankers Trust Company as Beneficiary not to exceed U.S.$4,000,000 (or the Equivalent Amount in Canadian Dollars or Sterling) and the aggregate Face Amount payable to all other Beneficiaries not to exceed U.S.$3,000,000 (or the Equivalent Amount in Canadian Dollars or Sterling);

               (iii) U.S. Prime Rate Advances or U.S. Libor Advances
                     pursuant to Article 3 hereof to a maximum amount of U.S.$10,000,000, to be made available by TDUS to SWUS in the United States of America;

                (iv) Sterling Libor Advances pursuant to Article 3 hereof
                     to a maximum amount of U.K.L5,000,000, to be made available by TDUK to SSUK in the United
                     Kingdom; and

                 (v) Bankers' Acceptances for terms of one month to six
                     months (or, subject to availability, shorter or longer terms) created by TD Bank in Canadian Dollars as requested by SSW and SSWG pursuant to Article 4 hereof;

       (b)    utilize the Acquisition Facility by way of:

                 (i) Canadian Prime Rate Advances or U.S. Base Rate
                     Advances pursuant to Article 3 hereof to a maximum amount of U.S.$5,000,000 (or the Equivalent amount in Canadian Dollars), to be made available by TD Bank to SSW and SSWG in Canada;

                (ii) U.S. Prime Rate Advances or U.S. Libor Advances
                     pursuant to Article 3 hereof to a maximum amount of U.S.$5,000,000, to be made available by TDUS to SWUS in the United States of America;

               (iii) Sterling Libor Advances pursuant to Article 3 hereof to a maximum amount of U.K.L2,000,000, to be made available by TDUK to SSUK in the United
                     Kingdom; and

                (iv) Bankers' Acceptances for terms of one month to six
                     months (or, subject to availability, shorter or longer terms) created by TD Bank in Canadian Dollars as requested by SSW and SSWG pursuant to Article 4 hereof; and

       (c)    utilize the Term Facility by way of:

                 (i) Canadian Prime Rate Advances, U.S. Base Rate Advances
                     or U.S. Libor Advances pursuant to Article 3 hereof, to be made available by TD Bank to SSWG in Canada; and

                (ii) Bankers' Acceptances for terms of one month to six
                     months (or, subject to availability, shorter or longer terms) created by TD Bank in Canadian Dollars as requested by SSWG pursuant to Article 4 hereof.

2.07  REPAYMENT OF CREDIT FACILITIES.

       (a) All Outstandings under the Operating Facility shall be repaid in full on the Operating Maturity Date.

       (b) The Acquisition Commitment shall be permanently reduced on the dates set out below to the following amounts:

                   Date                        Acquisition Commitment (U.S.$)
                   ----                        ------------------------------
             April 30, 2000                             $4,000,000
             April 30, 2001                             $3,000,000
             April 30, 2002                             $2,000,000
             April 30, 2003                             $1,000,000

              and the Borrowers shall on such dates permanently repay the Outstandings under the Acquisition Facility to the extent necessary to reduce the Outstandings to an amount that is not greater than the Acquisition Commitment (as reduced pursuant to this paragraph (b)). All remaining Outstandings under the Acquisition Facility shall be repaid in full on the Acquisition Maturity Date.

       (c) All Outstandings under the Term Facility shall be repaid and the Term Commitment reduced to nil by five mandatory equal annual repayments (subject to adjustment to reflect prepayments of the Term Facility pursuant to Section 2.08) on each of October 31, 2000, October 31, 2001, October 31, 2002, October 31, 2003 and the
              Term Maturity Date.

2.08 OPTIONAL REPAYMENTS AND PREPAYMENTS. The Borrowers may at any time repay all or any part of the amounts outstanding under the Operating Facility and the Acquisition Facility together with interest thereon, and SSWG may at any time prepay in whole or in part amounts outstanding under the Term Facility, together with interest thereon. The Term Commitment shall be permanently reduced by the amount of any prepayment under the Term Facility pursuant to this Section 2.08. Subject to Section 2.15, no repayment or prepayment may be made in respect of a U.S. Libor Advance or a Sterling Libor Advance on a day other than the last day of an Interest Period applicable to such U.S. Libor Advance or Sterling Libor Advance, and no repayment or prepayment may be made in respect of a Bankers' Acceptance on a date other than the maturity date of such Bankers' Acceptance.

2.09 EXTENSION OF OPERATING MATURITY DATE. The Borrowers may, by written notice to the Lenders (an "Operating Extension Request") given not less than 60 nor more than 90 days prior to the then prevailing Operating Maturity Date, request that the Operating Maturity Date be extended by 364 days. Provided that the Lenders have received the audited consolidated financial statements of SSWG for the 12 month period ending on December 31 of the preceding year in accordance with Section 7.01(a)(i) sufficiently in advance of the then prevailing Operating Maturity Date, the Lenders may, in their absolute discretion, agree to extend the Operating Maturity Date by 364 days on one or more occasions by notice given to the Borrowers not later than the then prevailing Operating Maturity Date, in which case the then prevailing Operating Maturity Date shall be deemed to be extended by 364 days, without the need for any amending agreement or further documentation to be executed.

2.10 OPTIONAL REDUCTION OF COMMITMENTS. The Borrowers may at any time on 30 days' notice to the Lenders permanently reduce the Commitment in respect of any Credit Facility in whole or in part, and upon such reduction of such Commitment the Borrowers shall permanently repay the Outstandings to the extent necessary to reduce the Outstandings to an amount that is not greater than the Commitment (as reduced pursuant to this Section 2.10).

2.11 REPAYMENT OF OUTSTANDINGS TO REFLECT COMMITMENTS. If on any date the Outstandings under any Credit Facility exceed the then prevailing Commitment for such Credit Facility, the Borrowers shall forthwith permanently repay such amount as will result in the Outstandings under such Credit Facility being less than or equal to the relevant Commitment.

2.12 GENERAL INTEREST PROVISIONS. The following provisions shall apply in respect of interest payable under this Agreement:

       (a) in the event of any dispute, disagreement or adjudication involving or pertaining to the determination of Canadian Prime Rate, U.S. Base Rate, U.S. Prime Rate, U.S. Libor or Sterling Libor in effect at any time, the certificate of the Lenders or any of them as to such rate shall be accepted, in the absence of demonstrable error, as PRIMA FACIE evidence thereof for all purposes of this Agreement;

       (b) each determination by the Lenders of the amount of interest, Stamping Fees or other amounts due from the Borrowers hereunder shall, in the absence of demonstrable error or other error of which the Borrowers shall give notice to the Lenders within a period of 60 days from the date of entry of the relevant information, be PRIMA FACIE evidence of the accuracy of such determination;

       (c) all interest and other amounts payable shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment;

       (d) to the maximum extent permitted by law, the covenant of the Borrowers to pay interest at rates provided herein shall not merge in any judgment relating to any obligation of the Borrowers to the Lenders;

       (e) in no event shall any interest, fees or other amounts payable hereunder exceed the maximum permitted by law; in the event any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under law and the Lenders and the Borrowers shall be deemed to have agreed to such amount by contract;

       (f)    for the purposes of the INTEREST ACT (Canada):

                 (i) the annual rate of interest which is equivalent to the interest rate determined by reference to U.S. Libor or the U.S. Prime Rate shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360;

                (ii) the annual rate of interest which is equivalent to the interest rate determined by reference to Sterling Libor shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 365;

               (iii) unless otherwise stated, the rates of interest specified in this Agreement are to be calculated on the basis of a year of 365 days and the annual rate of interest which is equivalent to the interest rate determined by reference to such 365 day period hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 365;

                (iv) the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; and

                 (v) the rates of interest specified in this Agreement are
                     intended to be nominal rates and not effective rates.

2.13 BUSINESS DAY PAYMENTS. Except as otherwise provided herein in the case of a U.S. Libor Advance or a Sterling Libor Advance, whenever any payment hereunder shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or fees, as the case may be.

2.14 INTEREST ON OVERDUE AMOUNTS. If all or a portion of the principal amount of any Advance, any interest payable thereon, any Stamping Fee, Commitment Fee or other fee or any other amount payable by the Borrowers hereunder shall not be paid when due (whether at stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum equal to the Canadian Prime Rate plus 2.25% in the case of any overdue amount in Canadian Dollars, the U.S. Base Rate plus 2.25% in the case of any overdue amount in U.S. Dollars under the Term Facility, the U.S. Prime Rate plus 2.25% in the case of any overdue amount in U.S. Dollars under the Operating Facility or the Acquisition Facility, and the Alternate Sterling Rate plus 3.25% in the case of any overdue amount in Sterling. Interest on any such overdue amount shall be computed from and including the date the Lenders or any of them give notice to the Borrowers that such amount is overdue to the date such amount is paid, and shall be compounded monthly and be paid on demand both before and after maturity, default and judgment.

2.15 BREAKAGE COSTS. The Borrowers shall promptly pay to the Lenders any amounts required to compensate the Lenders for any loss, cost of redeploying funds or other cost or expense suffered or incurred by the Lenders as a result of:

       (a) any payment being made by the Borrowers in respect of a U.S. Libor Advance, Sterling Libor Advance or a Bankers' Acceptance (due to acceleration of the maturity of the Advance hereunder or a mandatory or optional prepayment of principal or for any other reason) on a day other than the last day of an Interest Period or a maturity date applicable thereto, respectively;

       (b) the Borrowers' failure to give notice in the manner and at the times required hereunder;

       (c) the failure of the Borrowers to accept an Advance or make a Drawing after delivery of a Borrowing Notice in the manner and at the time specified in such Borrowing Notice; or

       (d) the failure of the Borrowers to make a payment or a prepayment to the Lenders in the manner and at the time specified in a notice given to the Lenders.

A certificate of the Lenders or any of them as to the amount necessary so to compensate the Lenders shall be PRIMA FACIE evidence, absent demonstrable error, of the amount due from the Borrowers to the Lenders.

2.16 APPLICATION OF PAYMENTS. So long as no Event of Default has occurred and is continuing, all amounts received by the Lenders from or on behalf of the Borrowers and not previously applied in another manner in accordance with this Agreement shall be applied by the Lenders as follows:

       (a) first, to fulfil the Borrowers' obligation to pay accrued and unpaid interest due and owing on the principal amount of Advances or unpaid Stamping Fees in respect of Bankers' Acceptances;

       (b) second, to fulfil the Borrowers' obligation to pay any other fees which are due and owing, and any accrued and unpaid costs and expenses of the Lenders in connection with any of the Credit Facility Documents;

       (c) third, to fulfil the Borrowers' obligation to pay any amounts due and owing on account of the unpaid principal amount of Borrowings and the Borrowers' reimbursement obligations in respect of Bankers' Acceptances;

       (d) fourth, to fulfil any other obligation of the Borrowers under this Agreement; and

       (e) fifth, to the Borrowers or as the Borrowers or any court of competent jurisdiction may otherwise direct.

After the occurrence of an Event of Default, unless such Event of Default is cured or waived by the Lenders, payments received by the Lenders shall be applied to the Borrowers' obligations as the Lenders see fit.

2.17 CONDITIONS SOLELY FOR THE BENEFIT OF THE LENDERS. All conditions to the obligations of the Lenders to make any Accommodation under any of the Credit Facilities are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders at any time.

2.18 NO WAIVER. The making of an Accommodation without fulfilment of one or more of the conditions set forth in this Agreement shall not constitute a waiver by the Lenders of any such condition, and the Lenders reserve the right to require the fulfilment of each condition prior to the making of any subsequent Accommodation.

2.19 AUTHORIZED DEBIT. The Borrowers authorize the Lenders to debit the Borrowers' accounts with the amounts required to pay principal, interest, Stamping Fees, Commitment Fees and other amounts required to be paid by the Borrowers under this Agreement.

2.20 COMMITMENT FEE. SSW shall pay to TD Bank a fee (the "Commitment Fee") at the rate of 0.50% per annum calculated on the amount of the Commitment for each of the Credit Facilities not utilized by the Borrowers, provided that, in the case of the Term Facility, such Commitment Fee shall be calculated and payable only up to and including October 31, 1999. In determining the amount of each Commitment not utilized by the Borrowers, Accommodations in Canadian Dollars and Sterling shall be deemed to be the Equivalent Amount thereof in U.S. Dollars. The Commitment Fee shall be paid in U.S. Dollars calculated on a daily basis on the difference between the Commitment and the Outstandings under the relevant Credit Facility on such date, and shall be payable quarterly in arrears to TD Bank at the address set out in Section 13.03(b)(i) on the first Business Day following the notification by TD Bank to SSW of the amount of such Commitment Fee payable for the preceding fiscal quarter.

2.21 ARRANGEMENT FEE. On the Closing Date, the Borrowers shall pay to the Lenders a non-refundable arrangement fee in respect of the Credit Facilities in an amount separately agreed upon by the Lenders and the Borrowers.

2.22 ADJUSTMENTS TO INTEREST RATES AND FEES. Any increase or decrease in the Margin to be added to the Canadian Prime Rate, U.S. Base Rate, U.S. Prime Rate, U.S. Libor, Sterling Libor or Alternate Sterling Rate in respect of Canadian Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances, Sterling Libor Advances or Alternate Sterling Rate Advances, respectively, and any increase or decrease in the rate of Stamping Fees, in each case as determined in accordance with Appendix 2, shall become effective on or after the date (the "Adjustment Date") which is 46 days after the end of each quarterly fiscal period in each fiscal year of SSWG in which there is a change in the Senior Debt to Adjusted Consolidated EBITDA Ratio giving rise to an adjustment in the applicable Margin or the Stamping Fee, as follows:

       (a) for Canadian Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances and Alternate Sterling Rate Advances, the adjustment to the Margin shall become effective on the Adjustment Date;

       (b) for any U.S. Libor Advances or Sterling Libor Advances requested on or before the Adjustment Date, the adjustment to the Margin shall become effective on the first day of the first Interest Period in respect of such U.S. Libor Advance or Sterling Libor Advance, as the case may be, which commences after the Adjustment Date;

       (c) for any other U.S. Libor Advance or Sterling Libor Advance, the adjustment to the Margin shall become effective on the Adjustment Date; and

       (d) for Bankers' Acceptances, the adjustment to the Stamping Fee shall become effective in respect of any Draft which is accepted by TD Bank after the Adjustment Date, and shall not apply to any Draft which is accepted by TD Bank on or before the Adjustment Date.

                                    ARTICLE 3
                           LOANS AND LETTERS OF CREDIT

3.01 ADVANCES. The Lenders agree, subject to and on the terms and conditions hereinafter set forth, from time to time to make Canadian Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances and Sterling Libor Advances (or any combination thereof) under the Credit Facilities.

3.02   MINIMUM ADVANCES.

       (a) Each Canadian Prime Rate Advance shall be in an aggregate amount of not less than:

                 (i) under the Acquisition Facility, Cdn.$500,000; and

                (ii) under the Term Facility, Cdn.$1,000,000.

              There shall be no minimum aggregate amount required for Canadian Prime Rate Advances under the Operating Facility.

       (b) Each U.S. Base Rate Advance shall be in an aggregate amount of not less than:

                 (i) under the Acquisition Facility, U.S.$500,000; and

                (ii) under the Term Facility, U.S.$1,000,000.

              There shall be no minimum aggregate amount required for U.S. Base Rate Advances under the Operating Facility.

       (c) Each U.S. Prime Rate Advance shall be in an aggregate amount of not less than:

                 (i) under the Operating Facility and the Term Facility,
                     U.S.$1,000,000; and

                (ii) under the Acquisition Facility, U.S.$500,000.

       (d) Each U.S. Libor Advance under any Credit Facility shall be in an aggregate amount of not less than U.S.$1,000,000 and in an integral multiple of U.S.$100,000.

       (e) Each Sterling Libor Advance under the Operating Facility or the Acquisition Facility shall be in an aggregate amount of not less than U.K.L1,000,000 and in an integral multiple of U.K.L100,000.

3.03   NOTICE REQUIREMENTS FOR ADVANCES.  Each Advance shall be made:

       (a)    in the case of Canadian Prime Rate Advances and U.S. Base Rate
              Advances:

                 (i) under the Acquisition Facility, on at least ten Business
                     Days' prior written notice; and

                (ii) under the Term Facility, on at least two Business Days'
                     prior written notice;

       (b)    in the case of U.S. Prime Rate Advances:

                 (i) under the Operating Facility, on at least one Business
                     Days' prior written notice; and

                (ii) under the Acquisition Facility, on at least ten Business
                     Days' prior written notice;

       (c)    in the case of a U.S. Libor Advance:

                 (i) under the Operating Facility or the Term Facility, on at least three Business Days' prior written notice; and

                (ii) under the Acquisition Facility, on at least ten Business
                     Days' prior written notice; and

       (d)    in the case of a Sterling Libor Advance:

                 (i) under the Operating Facility, on at least four Business
                     Days' prior written notice; and

                (ii) under the Acquisition Facility, on at least ten Business
                     Days' prior written notice.

Notice shall be given not later than 12:00 noon (Vancouver time) by the Borrowers by way of a Borrowing Notice, provided that, for greater certainty, no prior written notice or Borrowing Notice shall be required from the Borrowers for Canadian Prime Rate Advances or U.S. Base Rate Advances under the Operating Facility.

3.04 NOTICES IRREVOCABLE. Each Borrowing Notice shall be irrevocable and binding on the Borrowers. The Borrowers shall indemnify the Lenders against any loss or expense (excluding loss of profit or other consequential losses) incurred by the Lenders in reliance on a Borrowing Notice as a result of any failure by the Borrowers to fulfil or honour the provisions of this Agreement if the Advance, as a result of such failure, is not made on the date specified in any Borrowing Notice.

3.05   ELECTION OF INTEREST RATES AND CURRENCIES.

       (a) Each Advance shall be the Type of Advance specified in the applicable Borrowing Notice and shall bear interest at the rate applicable to such Type of Advance, determined in accordance with the provisions of this Agreement, until:

                 (i) in the case of a U.S. Libor Advance or Sterling Libor
                     Advance, the end of the initial Interest Period applicable thereto as specified in the applicable Borrowing Notice; or

                (ii) in the case of a Canadian Prime Rate Advance, U.S. Base
                     Rate Advance or U.S. Prime Rate Advance, the date on which such Advance is repaid in full.

       (b) The Borrowers may from time to time, by delivering a Borrowing Notice, elect to continue a U.S. Libor Advance or Sterling Libor Advance for an additional Interest Period in each case beginning on the last day of the then current Interest Period applicable to such U.S. Libor Advance or Sterling Libor Advance;

       (c)    Each election under paragraph (b) shall be made:

                 (i) on at least three Business Days' prior written notice, in the case of a U.S. Libor Advance; and

                (ii) on at least four Business Days' prior written notice, in the case of a Sterling Libor Advance;

                     given not later than 12:00 p.m. (Vancouver time).

       (d) Each Borrowing Notice delivered pursuant to paragraph (b) above shall specify the duration of the additional Interest Period and the date on which such Interest Period is to begin.

       (e) Each Borrowing Notice delivered pursuant to paragraph (b) above shall be irrevocable and binding upon the Borrowers. If the Borrowers fail, in the manner required herein, to give to the Lenders in respect of all or any part of a U.S. Libor Advance or a Sterling Libor Advance:

                 (i) a Borrowing Notice pursuant to paragraph (b) above; or

                (ii) a notice of repayment;

              then any such U.S. Libor Advance, or part thereof, under the Operating Facility or the Acquisition Facility shall become a U.S. Prime Rate Advance, any such U.S. Libor Advance, or part thereof, under the Term Facility shall become a U.S. Base Rate Advance, and any such Sterling Libor Advance, or part thereof, shall become an Alternate Sterling Rate Advance on the last day of the Interest Period applicable thereto, and shall bear interest at the rate otherwise applicable to such U.S. Prime Rate Advances, U.S. Base Rate Advances or Alternate Sterling Rate Advances, respectively. The Borrowers shall also promptly pay to the Lenders any amounts required to compensate the Lenders for any loss, cost or expense suffered or incurred by the Lenders as a result of the Borrowers' failure to give to the Lenders any of the notices described in this paragraph (e).

3.06   CIRCUMSTANCES REQUIRING CANADIAN PRIME, U.S. BASE OR U.S. PRIME RATE
PRICING.

       (a)    If the Lenders determine in good faith that:

                 (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of U.S. Dollars and/or Sterling are unavailable to the Lenders;

                (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of U.S. Libor and/or Sterling Libor;

               (iii) the making or continuation of any U.S. Libor Advance and/or
                     Sterling Libor Advance has been made impracticable by:

                     (1) the occurrence of a contingency which materially and adversely affects the funding of the relevant Credit Facility at any interest rate computed on the basis of U.S. Libor and/or Sterling Libor;

                     (2) the introduction or change in the interpretation of any Law since the date of this Agreement;

                     (3) compliance by the Lenders with any guideline, official directive or request from any central bank or Governmental Body (whether or not having the force of Law); or

                     (4) a change since the date of this Agreement in any relevant financial market which results in U.S. Libor and/or Sterling Libor no longer representing the effective cost to the Lenders of deposits in such market for a relevant Interest Period or other applicable period; or

                (iv) any introduction or change in the interpretation of any Law since the date of this Agreement, or any compliance by the Lenders with any guideline, official direction or request from any central bank or Governmental Body (whether or not having the force of Law) has made it unlawful for the Lenders to make or maintain or to give effect to their obligations in respect of U.S. Libor Advances and/or Sterling Libor Advances as contemplated hereby;

         then:

                 (v) the right of the Borrowers to select a U.S. Libor Advance and/or Sterling Libor Advance, as the case may be, shall be suspended;

                (vi) if any affected U.S. Libor Advance or Sterling Libor
                     Advance is not yet outstanding, any applicable Borrowing Notice shall be cancelled and the U.S. Libor Advance or Sterling Libor Advance requested therein shall not be made in that form, without affecting the right of the Borrowers to request another Type of Advance (without any additional notice period if the Borrowers request a Canadian Prime Rate Advance, U.S. Base Rate Advance or a U.S. Prime Rate Advance);

               (vii) if any U.S. Libor Advance is already outstanding at any time when the right of the Borrowers to select a U.S. Libor Advance is suspended, it and all other U.S. Libor Advances shall, upon ten days' notice to the Borrowers and subject to the Borrowers having the right as permitted in this Agreement to select Canadian Prime Rate Advances, U.S. Base Rate Advances or U.S. Prime Rate Advances at such time, become U.S. Prime Rate Advances, in the case of U.S. Libor Advances under the Operating Facility or the Acquisition Facility, and U.S. Base Rate Advances, in the case of U.S. Libor Advances under the Term Facility, in each case on the last day of the then current Interest Period applicable thereto (or on such earlier date as may be required to comply with applicable Law); and

              (viii) if any Sterling Libor Advance is already outstanding at any time when the right of the Borrowers to select a Sterling Libor Advance is suspended, it and all other Sterling Libor Advances shall, upon ten days' notice to the Borrowers, become an Alternate Sterling Rate Advance on the last day of the then current Interest Period applicable thereto (or on such earlier date as may be required to comply with applicable Law), and shall forthwith be repaid by the Borrowers and redrawn, at the election of the Borrowers, as another Type of Advance permitted under this Agreement.

       (b) The Lenders shall promptly notify the Borrowers of the suspension of the Borrowers' right to select U.S. Libor Advances and/or Sterling Libor Advances and of the termination of any such suspension.

3.07 INTEREST PERIODS. Interest Periods for U.S. Libor Advances and Sterling Libor Advances shall be the period, as requested by the Borrowers, from one to six months or such other period as the Lenders may allow, provided that the Lenders may at their discretion restrict the availability of any Interest Period, acting reasonably. No Interest Period may be selected under any Credit Facility which would end on a day after the applicable Maturity Date or, in the reasonable opinion of the Lenders, conflict with the repayment schedule for such Credit Facility set out in this Agreement. Whenever the last day of an Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day.

3.08 INTEREST ON ADVANCES. The Borrowers shall pay interest on the daily unpaid principal amount of each Advance from the date of such Advance until such principal amount shall be repaid in full, at the annual rate applicable to each of such days which corresponds to the Canadian Prime Rate, U.S. Base Rate, U.S. Prime Rate, U.S. Libor, Sterling Libor or the Alternate Sterling Rate, as the case may be, at the close of business on each of such days, plus the applicable Margin.

3.09 INTEREST PAYMENT DATES. Interest on U.S. Libor Advances and Sterling Libor Advances shall be calculated and payable at the end of the applicable Interest Period except where the Interest Period exceeds three months in duration, in which case such interest shall be calculated and payable at the end of each successive three month portion thereof (determined with reference to the commencement of the Interest Period) and, finally, at the end of such Interest Period. Interest on Canadian Prime Rate Advances, U.S. Base Rate Advances and U.S. Prime Rate Advances shall be calculated on the daily balance up to and including the last day of each month, and shall be payable by the Borrowers monthly in arrears.

3.10   PAYMENTS.

       (a) SSWG and SSW shall make each payment to be made hereunder in respect of Canadian Prime Rate Advances, U.S. Base Rate Advances and, in the case only of the Term Facility, in respect of U.S. Libor Advances, to TD Bank at the address set out in Section 13.03(b)(i);

       (b) SWUS shall make each payment to be made hereunder in respect of U.S. Prime Rate Advances and U.S. Libor Advances to TDUS at the address set out in Section 13.03(b)(ii) or by wire transfer according to the following instructions:

                            Bank of America National Trust and Savings Assoc ABA#026009593 (BOFAUS3N)
                            Acct No: 6550-6-52270
                            Acct Name: Toronto Dominion (Texas), Inc.
                            Ref: Spring Water, Inc.;

       (c) SSUK shall make each payment to be made hereunder in respect of Sterling Libor Advances to TDUK at the address set out in Section 13.03(b)(iii);

in each case not later than 1:00 p.m. (local time at place of payment) on the day when due, in same day funds.

3.11 LETTERS OF CREDIT. As part of the credit available under the Operating Facility, each of SSW and SSWG may request that TD Bank issue one or more Letters of Credit or Guarantee Letters, subject to the execution by SSW or SSWG, as the case may be, of TD Bank's standard documentation then currently used in connection with such Letters of Credit or Guarantee Letters. TD Bank shall have the right to restrict the expiry date of any Letter of Credit or Guarantee Letter to the then applicable Operating Maturity Date or such other date as TD Bank may approve. SSW or SSWG, as the case may be, shall pay letter of credit fees in respect of any such Letters of Credit or Guarantee Letters at the applicable rate (based on the Face Amount of such Letters of Credit or Guarantee Letters) set out in Appendix 2 and upon other terms and conditions to be negotiated between SSW or SSWG, as the case may be, and TD Bank.


                                    ARTICLE 4
                              BANKERS' ACCEPTANCES

4.01 CREATION OF BANKERS' ACCEPTANCE. TD Bank agrees, on the terms and subject to the conditions herein set forth, to create Bankers' Acceptances under the Credit Facilities by accepting Drafts in Canadian Dollars in accordance with the provisions of this Agreement, provided that the only Borrowers that may present Drafts for acceptance are SSW and SSWG.

4.02   DRAWINGS.

       (a) Each Draft presented by the Borrowers for acceptance shall be in an integral multiple of Cdn.$100,000 and shall mature and be payable on a Business Day which occurs from one month to six months (or such other period as TD Bank may agree) after the date thereof, provided that TD Bank may at its discretion restrict the availability of the term or maturity date of any Bankers' Acceptance, acting reasonably. All Drafts presented by the Borrowers to TD Bank for acceptance on a particular day shall aggregate at least Cdn.$1,000,000.

       (b) Each Drawing shall be made on three Business Days' prior written notice (or, in the case of a Drawing under the Acquisition Facility, ten Business Days' prior written notice) given not later than 12:00 noon (Vancouver time) by the Borrowers to TD Bank at the address set out in Section 13.03(b)(i) by way of a Borrowing Notice.

       (c) The Borrowers shall not request in a Borrowing Notice a maturity date for a Bankers' Acceptance under any Credit Facility which would be subsequent to the applicable Maturity Date or, in the reasonable opinion of TD Bank, would conflict with the repayment schedule for the relevant Credit Facility set out in this Agreement.

       (d) Each Borrowing Notice shall be irrevocable and binding on the Borrowers. The Borrowers shall indemnify TD Bank against any loss or expense (excluding loss of profits or other consequential losses) incurred by TD Bank in reliance on a Borrowing Notice as a result of any failure by the Borrowers to fulfil or honour the provisions of this Agreement before the date specified for any Drawing if the Drawing, as a result of such failure, is not made on such date.

4.03 POWER OF ATTORNEY. Each of the Borrowers shall deliver to TD Bank, on or prior to the Closing Date, a Power of Attorney substantially in the form of
Schedule 5 (the "Power of Attorney") authorizing TD Bank to draw Drafts on TD Bank on behalf of such Borrower and to complete such Drafts in accordance with Borrowing Notices submitted from time to time pursuant to Section 4.02.

4.04 COMPLETION AND DELIVERY OF DRAFTS. Not later than 1:00 p.m. (Vancouver time) on an applicable Drawing Date, TD Bank will, in accordance with the applicable Borrowing Notice:

       (a) sign each Draft on behalf of the Borrower requesting such Draft pursuant to the Power of Attorney;

       (b) complete the date, amount and maturity of each Draft to be accepted;

       (c)    accept such Drafts; and

       (d) upon such acceptance deliver the stamped Draft to the applicable Borrower or, in accordance with such Borrower's instructions, to a person designated in writing by such Borrower.

TD Bank shall not be obligated to purchase or discount any Bankers' Acceptances and the Borrowers shall be responsible for arranging the purchase or discounting of any such Bankers' Acceptances by a money market dealer.

4.05 STAMPING FEES. The Borrowers shall pay to TD Bank at the time of each acceptance of a Draft a Stamping Fee in each case calculated on the basis of the number of days from and including the date of acceptance to and including the date immediately preceding the date of maturity of the applicable Bankers' Acceptance, and on the basis of a year of 365 days or, in leap years, 366 days, determined in accordance with the applicable percentage set out in Appendix 2.

4.06 NETTING. The Borrowers authorize TD Bank to retain the amount received by TD Bank (the "Acceptance Purchase Price") from any purchaser of a Bankers' Acceptance created by TD Bank (including proceeds received by TD Bank from any person to whom a Bankers' Acceptance has been delivered pursuant to instructions of the Borrowers under Section 4.04(d)) and to apply the Acceptance Purchase Price to the reimbursement obligations of the Borrowers in respect of any Bankers' Acceptance created by TD Bank which matures on the date of creation of the Bankers' Acceptance in respect of which the Acceptance Purchase Price is received. If the Acceptance Purchase Price received by TD Bank is less than the undiscounted Face Amount of the then maturing Bankers' Acceptance, the Borrowers shall pay the amount of such deficiency to TD Bank pursuant to Section 4.07.

4.07 PAYMENT ON MATURITY. The Borrowers shall provide payment for any Bankers' Acceptances issued by any of them by payment to TD Bank of the Face Amount thereof (or alternatively any deficiency in the Acceptance Purchase Price retained by TD Bank pursuant to Section 4.06) at the address set out in Section 13.03(b)(i) by 1:00 p.m. (Vancouver time) on the maturity date of the Bankers' Acceptance. If the Borrowers fail to provide payment to TD Bank of an amount equal to the Face Amount of a Bankers' Acceptance on its maturity, the unpaid amount due and payable in respect thereof shall be converted as of such date, and without any necessity for the Borrowers to give a Borrowing Notice in accordance with this Agreement to, and thereafter be outstanding as, a Canadian Prime Rate Advance made by, and due and payable on such date to, TD Bank and shall bear interest for the three day period following the maturity of such Bankers' Acceptance at a rate equal to 115% of the Margin applicable to Canadian Prime Rate Advances, and thereafter at the rate applicable to Canadian Prime Rate Advances. The Borrowers shall also promptly pay to TD Bank any amounts required to compensate TD Bank for any loss, cost or expense suffered or incurred by TD Bank as a result of any Borrower's failure to pay any Bankers' Acceptance when due.

4.08 CUSTODY OF DRAFTS. If requested by TD Bank, each of the Borrowers shall execute and deliver to TD Bank a supply of Drafts executed by such Borrower. TD Bank shall not be responsible or liable for its failure to accept a Draft as required hereunder if the cause of the failure is, in whole or in part, due to the failure of the Borrowers to provide such Drafts to TD Bank on a timely basis, nor shall TD Bank be liable for any damage, loss or other claim arising by reason of any loss or improper use of such Drafts except a loss or improper use arising by reason of the negligence or wilful act of TD Bank. TD Bank agrees to use its best efforts to advise the Borrowers in a timely manner when it requires additional executed Drafts. In case any authorized signatory of any Borrower whose signatures shall appear on the pre-signed Drafts shall cease to have such authority before the creation of a Bankers' Acceptance with respect to such Draft, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such creation. Drafts held by TD Bank need only be held in safekeeping with the same degree of care as if they were TD Bank's property. If executed but incomplete Drafts are delivered to TD Bank, TD Bank may complete the same on behalf of the applicable Borrower and in accordance with its instructions following a request from such Borrower to accept a Draft. All Drafts will be cancelled by TD Bank upon payment thereof.

4.09 RENEWAL OR OTHER PAYMENT OF BANKERS' ACCEPTANCE. Not later than 12:00 noon (Vancouver time) three Business Days prior to the maturity of a Bankers' Acceptance, the Borrowers shall:

       (a) request, by way of a Borrowing Notice, the issuance of further Bankers' Acceptances in an amount sufficient, upon receipt of the Acceptance Purchase Price by TD Bank, to pay the Face Amount of the maturing Bankers' Acceptance; or

       (b) give written notice to TD Bank that they will pay the maturing Bankers' Acceptance.

If the Borrowers fail to give any of the notices required under this Section, the amount due and payable in respect of such Bankers' Acceptances on the maturity date thereof shall be converted as of such date, and thereafter be outstanding as, a Canadian Prime Rate Advance made by and due and payable on such date to the Lenders, and shall bear interest for the three day period following the maturity of such Bankers' Acceptance at a rate equal to 115% of the Margin applicable to Canadian Prime Rate Advances, and thereafter at the rate applicable to Canadian Prime Rate Advances.

4.10 PREPAYMENTS OF BANKERS' ACCEPTANCES. If for whatever reason a Bankers' Acceptance becomes due and payable on a date which is not its maturity date, such Bankers' Acceptance shall be paid by the Borrowers paying the face amount of the maturing Bankers' Acceptance to TD Bank, which amount shall be held in an interest bearing trust account for future set-off against such maturing Bankers' Acceptance. Interest accrued on the amount so held shall be for the account of the Borrowers.

4.11 NO DAYS OF GRACE. The Borrowers shall not claim any days of grace from TD Bank for the payment at maturity of any Bankers' Acceptances.

4.12 SUSPENSION OF BANKERS' ACCEPTANCE OPTION. If at any time or from time to time there no longer exists a market for Bankers' Acceptances, or if as a result of a change in any law, regulation or guideline (whether or not having the force of law) it is not practical or becomes more expensive for TD Bank to create or commit to create Bankers' Acceptances, TD Bank shall so advise the Borrowers. After such notice, TD Bank shall not be obliged to accept Drafts of the Borrowers presented to TD Bank pursuant to the provisions of this Agreement and the option of the Borrowers to request the creation of Bankers' Acceptances shall be suspended until such time as TD Bank has determined that the circumstances giving rise to such suspension no longer exist.

                                    ARTICLE 5
                               CLOSING CONDITIONS

5.01 CLOSING CONDITIONS. The Borrowers shall only be entitled to an initial Borrowing under any Credit Facility if, on the Closing Date, the following Closing Conditions have been fulfilled to the reasonable satisfaction of the
Lenders:

       (a) the Credit Facility Documents shall have been executed and delivered to the Lenders by the Group Entities and all registrations, filings and recordings necessary or desirable to preserve, protect or perfect the enforceability of the security created by the Security Documents shall have been completed;

       (b) all of the representations and warranties of the Borrowers contained in this Agreement are true and correct as of the Closing Date as though made on and as of such date, and the Borrowers shall have delivered to the Lenders a certificate executed by an Authorized Officer of each of the Borrowers to that effect;

       (c) no event has occurred and is continuing which constitutes a Default or an Event of Default, and the Borrowers shall have delivered to the Lenders a certificate executed by an Authorized Officer of each of the Borrowers to that effect;

       (d) the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of each of the Group Entities of the charter documents of such Group Entity, resolutions of the board of directors of such Group Entity approving the Credit Facility Documents to which it is a party and all documents evidencing any other necessary corporate action of such Group Entity with respect to the Credit Facility Documents;

       (e) the Lenders shall have received a certificate of the Secretary or an Assistant Secretary of each of the Group Entities certifying the names and true signatures of its officers authorized to sign the Credit Facility Documents to which it is a party and any other documents to be delivered by it hereunder;

       (f) the Lenders shall have received a recently-dated certificate of good standing or like certificate for each of the Group Entities issued by appropriate government officials of the jurisdiction of formation of such Group Entity;

       (g) since the date of the most recent consolidated financial statements prepared by SSWG and received by the Lenders, there shall have occurred no Material Adverse Effect, as determined by the Lenders acting reasonably;

       (h) the Lenders shall have received a certificate of the chief financial officer or vice-president, finance of SSWG calculating and setting forth the ratios referred to in Sections 8.01(l), (m),
              (n), (o), (p) and (q) hereof as at the fiscal quarter of SSWG ended December 31, 1998;

       (i) the Lenders shall have received satisfactory certificates of insurance issued by the relevant insurer or its agent in respect of all insurance maintained by the Group Entities, showing, in the case of property insurance, the Lenders as first loss payees with a mortgage endorsement satisfactory to the Lenders, acting reasonably, and, in the case of liability insurance, the Lenders as additional named insureds;

       (j) the Lenders shall have received an opinion of the counsel for the Borrowers, addressed to the Lenders and counsel for the Lenders, in a form satisfactory to counsel for the Lenders;

       (k) all fees required to be paid by the Borrowers pursuant to Sections 2.20, 2.21 or 13.05 on or before the Closing Date shall have been paid;

       (l) all Outstandings under the Original Credit Agreement shall have been converted to Borrowings under the Operating Facility;

       (m) the Lenders shall have received a recently-dated Y2K questionnaire of the Borrowers in form and content satisfactory to the Lenders;

       (n) the Lenders shall have received a certificate of the Borrowers, executed by an Authorized Officer of each of the Borrowers, confirming that all conditions precedent to the entitlement of the Borrowers to an initial Borrowing under the Credit Facilities have been satisfied, including, in the event that the initial Borrowing is under the Acquisition Facility, all conditions precedent set out in Section 5.02 or, in the event that the initial Borrowing is under the Term Facility, all conditions precedent set out in
              Section 5.03; and

       (o) the Lenders shall have received such other certificates and documentation as the Lenders may reasonably request.

If all of the Closing Conditions set forth above have not been satisfied by the Borrowers or waived by the Lenders on or before the Closing Date, the obligations of the Lenders to make any Advance or any other Accommodation and all other obligations of the Lenders hereunder shall, at the option of the Lenders, terminate without prejudice to any rights or remedies available to the Lenders under this Agreement or otherwise.

5.02 ADDITIONAL CONDITIONS PRECEDENT FOR ACQUISITION FACILITY. In addition to the satisfaction of the conditions precedent set out in Section 5.01, the Borrowers shall only be entitled to a Borrowing under the Acquisition Facility in accordance with the provisions of this Agreement if the following conditions have been fulfilled to the reasonable satisfaction of the Lenders:

       (a) the principal business of the Target Company shall be incidental to the delivery, distribution, rental or provision of water cooler and water delivery services in Canada, the United Kingdom or the United States of America;

       (b) the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of each Group Entity acquiring an interest in the Target Company of resolutions of the board of directors of such Group Entity approving the acquisition of the Target Company and all documents evidencing any other necessary corporate action of such Group Entity with respect to the acquisition of the Target Company;

       (c) the Lenders shall have received a certificate of the Secretary or an Assistant Secretary of the Borrower requesting such Borrowing and of each Group Entity acquiring an interest in the Target Company certifying the names and true signatures of its officers authorized to sign the documents to be delivered by it hereunder;

       (d) the Lenders shall have received a recently-dated certificate of good standing or like certificate for the Target Company and a certified copy of the charter documents of the Target Company, each issued by appropriate government officials of the jurisdiction of formation of the Target Company;

       (e) the Lenders shall have received detailed financial and business projections for the Target Company, and shall be satisfied, acting reasonably, with such projections;

       (f) the Lenders shall have received a certificate of the chief financial officer or vice-president, finance of the Borrower requesting such Borrowing calculating and setting forth the Acquired Company EBITDA for the Target Company's most recent fiscal year or preceding four quarters, which Acquired Company EBITDA shall be greater than U.S.$1;

       (g) the Lenders shall have received a certificate of the chief financial officer or vice-president, finance of SSWG setting forth computations in reasonable detail showing that the Borrowers are prior to the Borrowing, and will be following the Borrowing and after giving effect to the acquisition of the Target Company, in full compliance with Sections 8.01(l), (m), (n), (o), (p), (q) and
              (r) hereof;

       (h) the Lenders shall have received an undertaking of the Borrowers to provide to the Lenders within 30 days of such Borrowing satisfactory certificates of insurance issued by the relevant insurer or its agent in respect of all insurance maintained by the Target Company, showing, in the case of property insurance, the Lenders as first loss payees with a mortgage endorsement satisfactory to the Lenders, acting reasonably, and, in the case of liability insurance, the Lenders as additional named insureds;

       (i) in the event the acquisition is an acquisition of assets of the Target Company (the "Acquired Assets"), then prior to the completion of the acquisition:

                 (i) all registrations, filings and recordings necessary or desirable to preserve, protect or perfect the enforceability of the security interest over the Acquired Assets constituted by the Security Documents executed by the acquiring Borrower shall have been completed in all necessary jurisdictions; and

                (ii) the Lenders shall have received an opinion of counsel for the Borrowers in form and content satisfactory to the Lenders (including without limitation an opinion that all registrations, filings and recordings in respect of the security interest in favour of the Lenders over the Acquired Assets, as described in subparagraph (i) above, have been completed) on escrow conditions satisfactory to the Lenders, providing for delivery of the opinion to the Lenders immediately upon the completion of the acquisition of the Acquired Assets by the acquiring Borrower;

       (j) in the event the acquisition is an acquisition of shares of the Target Company (the "Acquired Shares"):

                 (i) the Lenders shall prior to the completion of the
                     acquisition of the Acquired Shares have been provided with:

                     (A) a pledge of the Acquired Shares, in form satisfactory to the Lenders, executed by the acquiring Borrower;

                     (B) an undertaking by the acquiring Borrower, in form satisfactory to the Lenders, to deliver to the Lenders immediately after the completion of the acquisition of the Acquired Shares share certificates representing the Acquired Shares duly endorsed for transfer in blank or, if requested by the Lenders, registered in the name of a nominee of the Lenders; and

                     (C) an opinion of counsel for the Borrowers in form and content satisfactory to the Lenders as to the due authorization, execution and delivery of the pledge of the Acquired Shares, the registration, filing or recording of the pledge of the Acquired Shares in all places necessary to preserve, protect or perfect the security interest of the Lenders in the Acquired Shares, and as to such other matters as the Lenders may reasonably require, on escrow conditions satisfactory to the Lenders providing for delivery of the opinion to the Lenders immediately upon the completion of the acquisition of the Acquired Shares;

                (ii) the Lenders shall prior to completion of the acquisition of the Acquired Shares have been provided with:

                     (A) satisfactory evidence that the Target Company has no Indebtedness for borrowed money, or

                     (B) a plan by the Borrowers to cause the Target Company to repay such Indebtedness at or within a reasonably short period following completion of the acquisition of the Acquired Shares, either by means of advances by the Borrowers to the Target Company or by other means satisfactory to the Lenders;

                     and if repayment of Indebtedness of the Target Company is to be funded by advances from the Borrowers, the Borrowers shall if requested by the Lenders require security for such advances to be granted by the Target Company and shall assign such security to the Lenders;

               (iii) the Lenders shall prior to the completion of the
                     acquisition of the Acquired Shares have been provided with:

                     (A) an undertaking by the Borrowers to cause the Target Company to execute and deliver to the Lenders, within 30 days after the completion of the acquisition, a Subsidiary Guarantee, Debenture/Security Agreement and General Assignment of Book Debts together with an opinion of counsel for the Lenders in all material respects in the form provided pursuant to clause (B) below; and

                     (B) the form of opinion of counsel for the Borrowers to be delivered pursuant to clause (A), such form to be satisfactory to the Lenders and to include, without limitation, an opinion that the Subsidiary Guarantee, Debenture/Security Agreement and General Assignment of Book Debts executed by the Target Company are legal, valid, binding and enforceable against the Target Company and that all registrations, filings and recordings necessary or desirable to preserve, protect or perfect the enforceability of the security thereby created have been completed;

       (k)  the amount of such Borrowing shall not exceed the greater of:

                 (i) the acquisition cost of the Target Company, including
                     transaction costs, less any deferred payments, Vendor Debt or other Permitted Encumbrances;

                (ii) the cost of capital expenditures which are incidental to the operations of the Target Company; and

               (iii) the amount of the unused Acquisition Commitment as at the date of such Borrowing;

       (l) the Lenders shall have received evidence satisfactory to the Lenders of the completion of all necessary corporate action of the Target Company in respect of the acquisition of the Target Company, including without limitation any necessary shareholder approval;

       (m) the Lenders shall have received copies of all material documentation in respect of the acquisition of the Target Company, and shall be satisfied with the form of such documentation;

       (n) the Lenders shall have received a certificate of the Borrowers, executed by an Authorized Officer of each of the Borrowers confirming that all conditions precedent to the entitlement of the Borrowers to the Borrowing under the Acquisition Facility have been satisfied, other than the completion of the acquisition of the Target Company; and

       (o) the Lenders shall have received such other certificates and documentation as the Lenders may reasonably request; and

       (p) the acquisition of the Target Company shall be completed concurrently with the completion of such Borrowing under this Agreement.

5.03 ADDITIONAL CONDITIONS PRECEDENT FOR TERM FACILITY. In addition to the satisfaction of the conditions precedent set out in Section 5.01, SSWG shall only be entitled to a Borrowing under the Term Facility in accordance with the provisions of this Agreement if the following conditions have been fulfilled to the reasonable satisfaction of the Lenders:

       (a) the Lenders shall have received an undertaking of SSWG to the effect that:

                 (i) such Borrowing will be used by SSWG to purchase publicly issued Senior Subordinated Notes (the "Purchased Notes") at a purchase price less than par; and

                (ii) SSWG will provide to the Lenders evidence of cancellation of the Purchased Notes within 30 days of the date of the Advance;

       (b) the Lenders shall have received copies certified by the Secretary or an Assistant Secretary of SSWG of resolutions of the board of directors of SSWG approving the purchase and cancellation of the Purchased Notes and all documents evidencing any other necessary corporate action of SSWG with respect to the purchase and cancellation of the Purchased Notes;

       (c) the Lenders shall have received a certificate of a Responsible Officer of SSWG certifying that:

                 (i) the Borrowers are in compliance with all terms and
                     conditions of this Agreement both before and after the purchase and cancellation of the Purchased Notes, including in particular the financial covenants set out in Sections 8.01(l), (m), (n), (o), (p), (q) and (r); and

                (ii) no Default or Event of Default has occurred and is
                     continuing or would result from the purchase and cancellation of the Purchased Notes;

       (d) the amount of such Borrowing shall not exceed the amount of the unused Term Commitment as at the date of such Borrowing;

       (e) the Lenders shall have received copies of all material documentation in respect of the purchase of the Purchased Notes, including without limitation evidence of the availability of the Purchased Notes and the purchase price thereof, and shall be satisfied with such documentation;

       (f) the Lenders shall have received a certificate of the Borrowers, executed by an Authorized Officer of each of the Borrowers confirming that all conditions precedent to the entitlement of SSWG to the Borrowing under the Term Facility have been satisfied; and

       (g) the Lenders shall have received such other certificates and documentation as the Lenders may reasonably request.

5.04 CONDITIONS PRECEDENT TO SUBSEQUENT BORROWINGS. In addition to the satisfaction of the conditions precedent set out in Section 5.02 in the case of a Borrowing under the Acquisition Facility and the satisfaction of the conditions precedent set out in Section 5.03 in the case of a Borrowing under the Term Facility, it shall be a condition of each Borrowing under this Agreement, with the exception only of Canadian Prime Rate Advances and U.S. Base Rate Advances under the Operating Facility, that the representations and warranties contained in Article 6 hereof shall be true on and as of the date of each Borrowing and that no Default or Event of Default shall exist on the date of the Borrowing or be created by such Borrowing. The Borrowers will, at the request of the Lenders, deliver to the Lenders a certificate or certificates of a Responsible Officer of each of the Borrowers to that effect.

                                    ARTICLE 6
                         REPRESENTATIONS AND WARRANTIES

6.01 REPRESENTATIONS AND WARRANTIES BY THE BORROWERS. The Borrowers represent and warrant to the Lenders (and acknowledge that the Lenders are relying thereon without independent inquiry in entering into this Agreement and providing Accommodations from time to time) as follows:

       (a) ORGANIZATION AND QUALIFICATION. Each of the Group Entities is a corporation duly incorporated and organized, is validly subsisting and is in good standing under the laws of its jurisdiction of incorporation.

       (b) CORPORATE POWER. Each of the Group Entities has full corporate right, power and authority to enter into and perform its obligations under each of the Credit Facility Documents to which it is or will be a party and has full corporate power and authority to own and operate its properties and to carry on its business as now conducted or as herein contemplated.

       (c) WHOLLY-OWNED SUBSIDIARIES. Attached hereto as Schedule 4 is a complete list, as at the date hereof, of all Wholly-Owned Subsidiaries, setting out in respect of each such Wholly-Owned
              Subsidiary:

                 (i) its jurisdiction of incorporation;

                (ii) the number of shares of each class issued and outstanding, and the registered holders of all such shares; and

               (iii) each jurisdiction in which such Wholly-Owned Subsidiary carries on business or owns or leases property or assets.

       (d) CONFLICT WITH OTHER INSTRUMENTS. The execution and delivery by each of the Group Entities of each of the Credit Facility Documents and the performance by each of the Group Entities of its obligations thereunder, do not and will not:

                 (i) conflict with or result in a breach of any of the terms, conditions or provisions of:

                     (1)    the charter documents of such Group Entity;

                     (2)    any Law applicable to such Group Entity;

                     (3) any contractual restriction binding on or affecting such Group Entity or its properties; or

                     (4) any writ, judgment, injunction, determination or award which is binding on such Group Entity; or

                (ii) result in, require or permit:

                     (1) the imposition of any Lien other than as provided for herein; or

                     (2) the acceleration of the maturity of any Indebtedness of such Group Entity under any contractual provision binding on or affecting such Group Entity.

       (e) AUTHORIZATION AND GOVERNMENTAL APPROVALS. The execution and delivery of each of the Credit Facility Documents and the performance by each of the Group Entities of its obligations thereunder have been duly authorized by all necessary corporate action on the part of each of the Group Entities and no permit, licence or approval under any applicable Law, and no registration, qualification, designation, declaration or filing with any Governmental Body having jurisdiction over the Group Entities, is or was necessary therefor or to preserve the benefit thereof to the Lenders.

       (f) EXECUTION AND BINDING OBLIGATION. This Agreement has been duly executed and delivered by each of the Borrowers, and this Agreement constitutes, and the remaining Credit Facility Documents when duly executed by the Group Entities pursuant to and in accordance with this Agreement and delivered will constitute, legal, valid and binding obligations of the Group Entities enforceable against them in accordance with their respective terms, subject to Laws relating to bankruptcy, insolvency and the enforcement of creditors' rights generally and to the qualification that equitable remedies are in the discretion of a court.

       (g) PERMITS. All permits, licences and approvals which are necessary in connection with the business, properties or assets of the Group Entities have been issued and are in full force and effect except where the failure so to possess any such permit, licence or approval would not in the aggregate have a Material Adverse Effect, and there is no default thereunder or any failure to observe or perform any condition thereof which would have or result in a Material Adverse Effect. No action is pending or, to the knowledge of the Borrowers, threatened which has as its object the revocation or amendment of any such permit, licence or approval which would have or result in a Material Adverse Effect.

       (h) MATERIAL DISCLOSURE. The Borrowers have not failed to disclose to the Lenders in writing any fact (other than facts which are a matter of public knowledge or record) of which the Borrowers are aware which will result in a Material Adverse Effect, or so far as it can now reasonably foresee may result in a Material Adverse Effect. None of the Credit Facility Documents contained at the time furnished any untrue statement of a material fact.

       (i) TITLE TO ASSETS. The Group Entities have good and marketable title to or the right to use all of the assets necessary for the operation of their businesses, free and clear of any Liens other than Permitted Liens, and no person has any agreement or right to acquire any of such properties out of the ordinary course of business.

       (j) NO DEFAULTS. None of the Group Entities is in breach of or in default under:

                 (i) its charter documents;

                (ii) any applicable Law;

               (iii) any contract or agreement binding on or affecting it or its assets (including without limitation the Credit Facility Documents); or

                (iv) any writ, judgment, injunction, determination or award binding on or affecting it;

              which breach or default would, either alone or in aggregate, have a Material Adverse Effect.

       (k) FINANCIAL STATEMENTS. SSWG has delivered to the Lenders a copy of the audited consolidated balance sheet of SSWG as of December 31, 1998 and the related consolidated statements of earnings and retained earnings and changes in financial position of SSWG for the fiscal year then ended. Each of the other Group Entities has delivered to the Lenders copies of the unaudited unconsolidated balance sheet of such Group Entity as of the fiscal year most recently ended, and the related unconsolidated statements of earnings and retained earnings and changes in financial position of such Group Entity for the fiscal year so ended, and the most recent unaudited interim unconsolidated balance sheet of such Group Entity and the related statements of earnings and retained earnings and changes in financial position.

              Such financial statements (including in each case any related schedules and notes) have been prepared in accordance with GAAP consistently applied throughout the periods involved, except as set forth in any notes thereto, and fairly present the consolidated financial position of each of the Group Entities as of the respective dates of such balance sheets and the consolidated results of their operations for the respective periods covered by such statements of earnings and retained earnings and changes in financial position.

              There are no material liabilities, contingent or otherwise, of any Group Entity as of December 31, 1998 not reflected in the consolidated balance sheet of SSWG as of such date. Since December 31, 1998, there have been no changes in the consolidated assets, liabilities or financial position of any Group Entity from that set forth in the consolidated balance sheet of SSWG as of that date, except such changes in the ordinary course of business that have not, in the aggregate, had a Material Adverse Effect.

       (l) LITIGATION. There are no actions, suits or proceedings (including counterclaims) pending or, to the knowledge of the Borrowers, threatened against or affecting any of the Group Entities or any property of any of the Group Entities in any court or before any arbitrator of any kind or before or by any Governmental Body which, if adversely determined, would, in the aggregate, have a Material Adverse Effect (taking into account applicable insurance coverage and related deductibles with respect to such matters).

       (m) TAXES. Each of the Group Entities has filed all tax returns which are required to have been filed in any jurisdiction, except for tax returns the failure of which to file would not, in the aggregate, have a Material Adverse Effect. Each of the Group Entities has paid all taxes shown to be due and payable on any tax return filed by it and all other taxes and assessments payable by it, to the extent the same have become due and payable and before they have become delinquent, except for any taxes or assessments the failure of which to pay would not, in the aggregate, have a Material Adverse Effect, and except for any taxes or assessments:

                 (i) the amount, applicability or validity of which is currently being contested in good faith by appropriate proceedings,

                (ii) the execution of any judgment with respect thereto has been stayed, and

               (iii) with respect to which such Group Entity has set aside on its books reserves (segregated to the extent required by GAAP) deemed by it to be adequate.

              The Borrowers are not aware of any proposed material tax assessment against any of the Group Entities except as disclosed in writing by the Borrowers to the Lenders, and in the opinion of the Borrowers all tax liabilities likely to be due and payable in the current fiscal year are adequately provided for on the books of the Group Entities in accordance with GAAP.

       (n) INDEBTEDNESS OF WHOLLY-OWNED SUBSIDIARIES. None of the Wholly-Owned Subsidiaries has any Indebtedness, other than Indebtedness permitted under Section 9.01(c).

       (o) COMPLIANCE WITH ENVIRONMENTAL LAWS. Each of the Group Entities is in compliance with all Environmental Laws applicable to its respective businesses and operations in all jurisdictions in which it is presently doing business, except for any failure to so comply which would not, in the aggregate, have a Material Adverse Effect. Each of the Group Entities makes all reasonable efforts to manage its business so that it will not incur or be subject to any liability or penalty under such Environmental Laws.

       (p) REPRESENTATIONS OF WHOLLY-OWNED SUBSIDIARIES. The representations and warranties of each Wholly-Owned Subsidiary contained in the Subsidiary Guarantee of such Wholly-Owned Subsidiary are true and correct.

       (q) SOLVENCY. The Borrowers represent and warrant to and in favour of the Lenders that the Group Entities, in the aggregate, are not and, after entering into the Credit Facility Documents or performing any of their respective obligations thereunder, would not be unable to pay any of their respective liabilities as they become due, and the realizable value of all assets of the Group Entities, after entering into the Credit Facility Documents or performing any of their respective obligations thereunder, would not be less than the aggregate of the Group Entities' liabilities and stated capital of all classes.

                                    ARTICLE 7
                      FINANCIAL STATEMENTS AND INFORMATION

7.01 PROVISION OF INFORMATION. The Borrowers covenant and agree to and with the Lenders that so long as an Advance, Bankers' Acceptance or any other obligation of the Borrowers under this Agreement is outstanding or the Commitment has not been wholly terminated:

       (a) FINANCIAL STATEMENTS AND INFORMATION. The Borrowers shall furnish to the Lenders:

                 (i) within five Business Days after approval by the Board of
                     Directors of SSWG and in any event within 120 days after the end of each fiscal year of SSWG, copies of the comparative financial statements of SSWG as of the end of such fiscal year, prepared in accordance with GAAP, accompanied by a report thereon of independent chartered accountants or certified public accountants of recognized national standing in Canada or the United States to the effect that the consolidated statements present fairly, in all material respects, the consolidated financial position of SSWG as of the end of such fiscal year and the consolidated results of the operations and changes in financial position for such year in conformity with GAAP;

                (ii) if differences between GAAP as at the date of the financial statements referred to in subparagraph (i) and GAAP as at December 31, 1998 result in the calculation of any amount or financial ratio under this Agreement being different than if calculated using GAAP as at the date of such financial statements, a reconciliation of the differing calculations of such amounts and a report on such reconciliation by the independent accountants reporting on the financial statements;

               (iii) within five Business Days after approval by the Board of
                     Directors of each Group Entity other than SSWG and in any event within 120 days after the end of each fiscal year of such Group Entity, copies of the unaudited unconsolidated financial statements of such Group Entity as of the end of such fiscal year;

                (iv) as soon as available and in any event within 45 days after the end of each of the first three quarterly fiscal periods in each fiscal year of SSWG, copies of the comparative consolidated financial statements of SSWG as of the end of such period, all prepared in accordance with GAAP, and certified by a senior financial officer of SSWG to the effect that the statements present fairly, in all material respects, the consolidated financial position of SSWG as of the end of such period and the related consolidated results of operations and changes in financial position for such period in accordance with GAAP consistently applied;

                 (v) if differences between GAAP as at the date of the financial statements referred to in subparagraph (iv) and GAAP as at December 31, 1998 result in the calculation of any amount or financial ratio under this Agreement being different than if calculated using GAAP as at the date of such financial statements, a reconciliation of the differing calculations of such amounts and a report on such reconciliation by a senior financial officer of SSWG;

                (vi) as soon as available and in any event within 45 days after the end of each of the first three quarterly fiscal periods in each fiscal year of each Group Entity other than SSWG, copies of the unaudited unconsolidated financial statements of such Group Entity as of the end of such period;

               (vii) concurrently with the financial statements furnished pursuant to subparagraphs (i), (iii), (iv) and (vi) above, a Quarterly Financial Certificate duly executed by the chief financial officer or vice-president, finance of
                     SSWG:

                     (1) stating that, based upon such examination or investigation and review of this Agreement as in the opinion of the signer is necessary to enable the signer to express an informed opinion with respect thereto, no Default or Event of Default has occurred during such period or as at the date of such certificate or, if any Default or Event of Default shall have occurred, specifying all such Defaults and Events of Default, the nature and period of existence thereof and what action the Borrowers have taken, are taking or propose to take with respect thereto; and

                     (2) setting forth computations in reasonable detail showing as of the end of the period covered by such financial statements whether the Borrowers were in compliance with Sections 8.01(l), (m), (n), (o), (p) and (q) and reporting any transaction under Section 9.01(f);

              (viii) not less than 45 days prior to the commencement of each fiscal year of SSWG, a Business Plan for the ensuing fiscal year;

                (ix) promptly after the Borrowers become aware thereof, written notice of any material change to any Business Plan previously provided to the Lenders, and as soon as reasonably practicable an updated Business Plan;

                 (x) promptly and in any event within four Business Days after a
                     Responsible Officer of any of the Borrowers becomes aware of the existence of a Default or Event of Default under this Agreement or a default or event of default under the Senior Subordinated Note Indenture or any other Indebtedness, a certificate duly executed by an Authorized Officer of such Borrower specifying the nature and period of existence thereof and what action the Borrowers have taken, are taking or propose to take with respect thereto;

                (xi) with reasonable promptness:

                     (A) written notice of the attachment of any Lien other than a Permitted Lien to any of the assets of any Group Entity;

                     (B) written notice of any actual or probable material litigation or other legal proceedings affecting any of the Group Entities (including any proceeding before an arbitrator, quasi-judicial tribunal or other Governmental Body) involving a potential liability of more than U.S.$1,000,000 (or the equivalent thereof in any other currency), including copies of relevant legal documentation;

                     (C) written notice of any occurrence, including without limitation any third party claim or liability, of which any Borrower becomes aware which may prevent such Borrower or any of the other Group Entities from performing any of its obligations under this Agreement or any of the other Credit Facility Documents; and

                     (D) such other information, including financial statements and computations, relating to the performance of the provisions of this Agreement and the affairs of the Group Entities as the Lenders may from time to time reasonably request.

       (b) INSPECTION OF PROPERTIES AND BOOKS. The Lenders shall have the right to visit and inspect any of the properties of the Group Entities, to examine the books of account and records of the Group Entities, to make or be provided with copies and extracts therefrom, to discuss the affairs, finances and accounts of the Group Entities with, and to be advised as to the same by, the officers, employees and independent accountants of the Group Entities (and by this provision the Borrowers authorize such accountants to discuss such affairs, finances and accounts, whether or not a representative of any Borrower is present), all upon reasonable notice and at such reasonable times and intervals and to such reasonable extent as the Lenders may desire. The Borrowers agree to pay all out-of-pocket expenses incurred by the Lenders in connection with the exercise of rights pursuant to this paragraph (b) at any time when a Default or Event of Default has occurred and is continuing.


                                    ARTICLE 8
                               POSITIVE COVENANTS

8.01 GENERAL AFFIRMATIVE COVENANTS. The Borrowers covenant and agree to and with the Lenders that so long as an Advance, Bankers' Acceptance or other obligation of the Borrowers under this Agreement is outstanding or the Commitment of the Lenders has not been wholly terminated:

       (a) PAYMENT WHEN DUE. The Borrowers will duly and punctually pay or cause to be paid all amounts required to be paid by them to the Lenders pursuant to this Agreement or any of the other Credit Facility Documents or any Treasury Contract, including principal, interest, Stamping Fees, other fees and expenses and any other amounts, at the times, in the currencies and in the manner set forth herein or therein.

       (b) OBSERVANCE OF COVENANTS. The Borrowers will observe and perform all of the covenants, agreements, terms and conditions to be observed and performed by them in this Agreement and other Credit Facility Documents.

       (c) CONDUCT OF BUSINESS. The Group Entities will continue to carry on the business of the delivery, distribution and rental of water coolers and water delivery services in Canada, the United Kingdom, the United States of America and Europe, will keep all of their assets in a good state of repair and in proper working condition, and will keep or cause to be kept proper books of account and set aside appropriate reserves in accordance with GAAP.

       (d) PAYMENT OF TAXES. Each of the Group Entities will from time to time pay or cause to be paid all rents, taxes, rates, levies or assessments, ordinary or extraordinary, and governmental fees or dues levied, assessed or imposed upon any of the Group Entities or their assets capable of forming a Lien on any of the assets of the Group Entities, as and when the same become due and payable, unless their validity is disputed in good faith by such Group Entity and the Lenders are provided security acceptable to them, acting reasonably, for the payment of the same.

       (e) MAINTENANCE OF CORPORATE EXISTENCE. The Group Entities will maintain their corporate existence and all registrations in those jurisdictions in which they carry on business, provided that a Group Entity may make such changes in corporate existence and registrations as may be required in connection with an arrangement or reorganization of the Group Entities and any holding companies thereof permitted under this Agreement.

       (f) MAINTENANCE OF LICENCES AND PERMITS. The Group Entities will maintain all licences and permits required to carry on their respective businesses and will not transfer, surrender or otherwise dispose of any such licences or permits, except pursuant to a Disposition permitted under Section 9.01(f).

       (g) COMPLIANCE WITH LAWS. The Group Entities will comply with all Laws (including Environmental Laws), non-compliance with which could have a Material Adverse Effect.

       (h) MAINTENANCE OF PROPERTY INSURANCE. The Group Entities will cause all the property and assets of the Group Entities which are of a character usually insured by companies operating like businesses to be insured and kept insured against loss or damage from any cause which is customarily insured against (including business interruption) by companies carrying on like businesses, in such amounts and with such deductibles as are in accordance with good business practice and with financially sound and reputable insurers. The Group Entities will pay all premiums necessary for such purpose as the same shall become due and will provide particulars of all such policies and all renewals thereof to the Lenders upon request; and, at the request of the Lenders, will add the Lenders as first loss payees to such policies, together with a mortgage endorsement on terms satisfactory to the Lenders, acting reasonably.

       (i) MAINTENANCE OF LIABILITY INSURANCE. The Group Entities will maintain public liability and other liability insurance in such amounts as are in accordance with good business practice and with financially sound and reputable insurers, will pay all premiums necessary for such purpose as the same shall become due and will provide particulars of all such policies and all renewals thereof to the Lenders.

       (j) USE OF PROCEEDS. All Borrowings by the Borrowers will be used for the purposes described in Section 2.01 and for no other purposes. Without limiting the foregoing, the Borrowers will not borrow any amount by way of an Advance for the purpose of investing such amount directly or indirectly in bankers' acceptances (whether or not such bankers' acceptances have been issued or accepted by the Lenders).

       (k) OPERATING ACCOUNTS. The Borrowers shall maintain, and shall cause the Wholly-Owned Subsidiaries to maintain, with TD Bank the operating accounts of all Group Entities incorporated in Canada.

       (l) RATIO OF ADJUSTED CONSOLIDATED EBITDA TO SENIOR INTEREST. The Borrowers shall maintain the ratio of Adjusted Consolidated EBITDA to Senior Interest for the four fiscal quarters ending at each fiscal quarter end at no less than 3.0 to 1.

       (m) RATIO OF ADJUSTED CONSOLIDATED EBITDA TO TOTAL INTEREST. The Borrowers shall maintain the ratio of Adjusted Consolidated EBITDA to Total Interest for the four fiscal quarters ending at each fiscal quarter end at no less than:

                 (i) 1.35 to 1 for each fiscal quarter ending before December
                     31, 1999;

                (ii) 1.5 to 1 for each fiscal quarter ending on or after
                     December 31, 1999 and before December 31, 2000;

               (iii) 1.75 to 1 for each fiscal quarter ending on or after
                     December 31, 2000 and before December 31, 2001; and

                (iv) 2.0 to 1 for each fiscal quarter ending on or after
                     December 31, 2001 and on or before the date on which all Outstandings under this Agreement have been repaid in full.

       (n) SENIOR DEBT TO ADJUSTED CONSOLIDATED EBITDA RATIO. The Borrowers shall maintain the Senior Debt to Adjusted Consolidated EBITDA Ratio as at each fiscal quarter end at no more than 2.5 to 1.

       (o) SENIOR DEBT PLUS CONTINGENCY TO ADJUSTED CONSOLIDATED EBITDA RATIO. The Borrowers shall maintain the Senior Debt plus Contingency to Adjusted Consolidated EBITDA Ratio as at each fiscal quarter end at no more than 3.0 to 1.

       (p) RATIO OF CASH FLOW TO DEBT SERVICE. The Borrowers shall maintain the ratio of Cash Flow for the four quarters ending at each fiscal quarter end to Debt Service for such four quarters at no less than
              1.2 to 1, with the exception of the fiscal quarter ending September 30, 1999, for which such ratio shall be no less than 1.1 to 1.

       (q) TOTAL DEBT TO ADJUSTED CONSOLIDATED EBITDA RATIO. The Borrowers shall maintain the Total Debt to Adjusted Consolidated EBITDA Ratio as at each fiscal quarter end at no more than:

                 (i) 7.0 to 1 for each fiscal quarter ending before December 31,
                     1999;

                (ii) 6.5 to 1 for each fiscal quarter ending on or after
                     December 31, 1999 and before December 31, 2000;

               (iii) 6.0 to 1 for each fiscal quarter ending on or after
                     December 31, 2000 and on or before the date on which all Outstandings under this Agreement have been repaid in full.

       (r) CAPITAL EXPENDITURES. The Actual Capital Expenditures for each fiscal year of SSWG, not including the value of property, plant and equipment owned by an Acquired Company as at the date of the Acquired Company's acquisition by a Borrower, shall be less than or equal to the Permitted Capital Expenditures for such fiscal year.


                                    ARTICLE 9
                               NEGATIVE COVENANTS

9.01 GENERAL NEGATIVE COVENANTS. The Borrowers covenant and agree to and with the Lenders that, unless the Lenders consent in writing, so long as an Advance, Bankers' Acceptance or other obligation of the Borrowers is outstanding or the Commitment of the Lenders has not been wholly terminated:

       (a) RESTRICTION ON LIENS. The Borrowers will not grant, create, assume or permit to exist, or permit any Wholly-Owned Subsidiary to grant, create, assume or permit to exist, any Lien upon any of the properties or assets of any Group Entity, other than the security constituted by the Security Documents and Permitted Liens.

       (b) RESTRICTION ON INDEBTEDNESS. The Borrowers will not have or incur any Indebtedness, except:

                 (i) Indebtedness under this Agreement;

                (ii) Indebtedness in existence as at the date of this Agreement, as reflected in the audited consolidated financial statements of SSWG dated December 31, 1997;

               (iii) Indebtedness under the Senior Subordinated Note Indenture;

                (iv) Indebtedness of SSWG under the Existing Bankers Trust Swap
                     Agreement;

                 (v) Vendor Debt permitted under this Agreement; and

                (vi) other Indebtedness which has the benefit of a Permitted
                     Lien securing the payment thereof (but only to the extent of such Permitted Lien).

       (c) RESTRICTION ON SUBSIDIARY INDEBTEDNESS. No Wholly-Owned Subsidiary will have or incur, and the Borrowers shall ensure that no Wholly-Owned Subsidiary has or incurs, any Indebtedness other than:

                 (i) Indebtedness under this Agreement;

                (ii) Indebtedness in existence as at the date of this Agreement, as reflected in the audited consolidated financial statements of SSWG dated December 31, 1997;

               (iii) Indebtedness to any other Group Entity;

                (iv) Indebtedness constituted by a Subsidiary Guarantee;

                 (v) Vendor Debt permitted under this Agreement; and

                (vi) other Indebtedness which has the benefit of a Permitted
                     Lien securing the payment thereof (but only to the extent of such Permitted Lien).

       (d) RESTRICTION ON GUARANTEES. None of the Group Entities shall enter into any Guarantee of, or any indemnity or suretyship arrangement relating to, or any other transaction intended to assure the repayment or satisfaction of, any

              Indebtedness or other liabilities or obligations of any other person, other than the Guarantees of the Borrowers contained in this Agreement, the Subsidiary Guarantees executed by the Wholly-Owned Subsidiaries pursuant to this Agreement, the Guarantees of the Group Entities in respect of the obligations of SSWG under the Senior Subordinated Note Indenture, or indemnities contained in any operating lease or other agreement entered into by any Group Entity in the ordinary course of business (excluding any agreement relating to Indebtedness for borrowed money).

       (e) RESTRICTION ON AMALGAMATIONS AND REORGANIZATIONS. Without the Lenders' prior written consent, the Borrowers will not, and will not permit any Wholly-Owned Subsidiary to, directly or indirectly, consolidate, amalgamate or merge with, or sell, lease or otherwise dispose of all or substantially all of its respective assets, or alter its capital structure, or enter into any arrangement or reorganization having a similar effect, other than with one or more other Group Entities or holding companies thereof.

       (f) RESTRICTION ON DISPOSITIONS. The Borrowers will not, and will not permit any Wholly-Owned Subsidiary to, directly or indirectly, sell, lease, assign, transfer, abandon, convey or otherwise dispose of (any such action being herein called a "Disposition") any of its assets (including any capital stock of any Subsidiary or other corporation and any Investment by any Group Entity, other than an Investment permitted under paragraphs (g) or (h) below), except as follows:

                 (i) any Group Entity may, in the ordinary course of business, sell any inventory or other assets that are customarily sold by such Group Entity on an on-going basis as part of the normal operation of its respective business;

                (ii) any Group Entity may, in the ordinary course of business, sell equipment, fixtures, materials or supplies that are no longer required in the business of such Group Entity or that are worn-out or obsolete;

               (iii) any Group Entity may effect a Disposition of its assets on arms' length terms and for the lower of fair market value and book value if, after giving effect to such Disposition, the aggregate net proceeds of all assets disposed of by all Group Entities pursuant to this subparagraph (iii) in any one fiscal year would not exceed U.S.$500,000 (or the equivalent thereof in any other currency);

                (iv) any Group Entity may repay Indebtedness permitted to be repaid under the terms of this Agreement;

                 (v) provided that no Default or Event of Default has occurred and is continuing as at the date of such Disposition, any Group Entity may effect a Disposition of all or any portion of its assets to any other Group Entity; and

                (vi) any Group Entity may effect a Disposition of its assets on arms' length terms and for fair market value not otherwise permitted under subparagraphs (i) to (v) above, provided that, after giving effect to the Disposition:

                     (A) the aggregate net proceeds of all Dispositions in the current fiscal year is less than U.S.$500,000 (or the equivalent thereof in any other currency); or

                     (B) the aggregate net proceeds of all Dispositions in the current fiscal year is greater than or equal to U.S.$500,000 (or the equivalent thereof in any other currency) and the amount, if any, of the excess of such aggregate net proceeds over U.S.$500,000 (or the equivalent amount in any other currency), after the payment of any taxes arising therefrom, are used by the Group Entities to acquire assets of a similar nature and approximately equal value to be used in a business then being carried on by the Group Entities within 180 days of the completion of the Disposition.

       (g) RESTRICTION ON DISTRIBUTIONS. The Borrowers will not, and will not permit any Wholly-Owned Subsidiary to, without the Lenders' prior written consent, pay dividends on any capital stock, or pay any amount to redeem, reduce, purchase or retire in any manner any capital stock in an aggregate amount of more than U.S.$500,000 (or the equivalent thereof in any other currency) over the term of this Agreement unless:

                 (i) the Borrowers shall be in compliance with all terms
                     and conditions of this Agreement both before and after any such payment, including in particular the financial covenants set out in Sections 8.01(l),
                     (m), (n), (o), (p), (q) and (r); and

                (ii) no Default or Event of Default has occurred and is
                     continuing or would result from any such payment.

       (h) RESTRICTION ON LOANS. The Borrowers will not, and will not permit any Wholly-Owned Subsidiary to, make any loans or grant any credit to or for the benefit of any other person except for:

                 (i) amounts of credit allowed by any Group Entity in the
                     normal course of the trading activities of such Group Entity;

                (ii) loans made by one Group Entity to another Group
                     Entity; and

               (iii) loans made by a Group Entity to employees of such
                     Group Entity, provided that the aggregate outstanding amount of such loans made by Group Entities does not exceed U.S.$1,500,000, and provided that the Group Entities shall be in compliance with all terms and conditions of this Agreement and the other Credit Facility Documents both before and after the making of such loans.

       (i) RESTRICTION ON ACQUISITION OF WHOLLY-OWNED SUBSIDIARIES. The Borrowers will not incorporate or acquire any additional Wholly-Owned Subsidiaries unless such Wholly-Owned Subsidiary executes a Subsidiary Guarantee in favour of the Lenders and provides such Security Documents, certificates and legal opinions as may be requested by the Lenders.

       (j) RESTRICTION ON PARTIALLY-OWNED SUBSIDIARIES. The Borrowers will not create or acquire any Subsidiary which is not a Wholly-Owned Subsidiary, or permit any Wholly-Owned Subsidiary to issue shares with the result that it would cease to be a Wholly-Owned Subsidiary, without the prior written approval of the Lenders, which approval shall not be unreasonably withheld.

       (k) RESTRICTION ON OTHER ACTIVITIES. The Borrowers will not carry on in any fiscal year any activities materially different from those activities anticipated and described in the Business Plan for such fiscal year.

       (l) PAYMENT OF FEES AND COMMISSIONS. The Borrowers will not pay any fees or commissions to any person other than on open market terms and for the purpose of and in the ordinary course of business of the business carried on by the Group Entities.

       (m) PAYMENT OF MANAGEMENT CHARGE. The Borrowers will not pay any management charge to C.F. Capital Corporation other than in accordance with the terms of the Management Agreement dated December 16, 1993 made between SSW, C.F. Capital Corporation, John Kredeit and Stephen Larson, as amended and restated on January 12, 1996 and on October 27, 1997.

       (n) CHANGE IN FISCAL YEAR. SSWG will not change its fiscal year without the prior written consent of the Bank.


                                   ARTICLE 10
                               BORROWER GUARANTEES

10.01 GUARANTEES. Each of the Borrowers (each called a "Guaranteeing Borrower" in this Article 10) hereby absolutely, unconditionally and irrevocably guarantees to the Lenders the due and punctual performance, satisfaction, payment and discharge of the following (the "Guaranteed Obligations"):

       (a) all payment obligations (whether at stated maturity, by acceleration or otherwise) of each of the other Borrowers hereunder (each an "Other Borrower") under the Credit Facilities, whether for principal, interest, fees, expenses, indemnity or otherwise;

       (b) all covenants and other obligations of each Other Borrower on its part to be performed or observed under this Agreement; and

       (c) all obligations of each Other Borrower to the Lenders under Treasury Contracts.

10.02 GUARANTEE ABSOLUTE AND UNCONDITIONAL. The obligations of each Guaranteeing Borrower under this Guarantee shall be absolute and unconditional, shall not be subject to any counterclaim, set-off, deduction or defence based upon any claim such Guaranteeing Borrower may have against either Other Borrower or any other person, whether in connection with this Guarantee or any other transaction, and shall remain in full force and effect without regard to, and shall not be released, discharged or in any way affected or impaired by any occurrence, matter, circumstance or condition whatsoever (whether or not such Guaranteeing Borrower has any knowledge or notice thereof or has consented thereto), other than the complete performance of the Guaranteed Obligations, including without limitation:

       (a) any amendment or modification of any provision of this Agreement, any of the other Credit Facility Documents, the Security Documents or any of the Guaranteed Obligations or any assignment or transfer thereof, including without limitation any extension of the time for payment of or compliance with any of the Guaranteed Obligations;

       (b) any waiver, consent, extension, granting of time, forbearance, indulgence, renewal or other action or inaction under or in respect of this Agreement, the other Credit Facility Documents, the Security Documents or any of the Guaranteed Obligations, or any exercise or nonexercise of any right, remedy or power in respect thereof;

       (c) any dealings with any security or other guarantee which the Lenders hold or may hold pursuant to this Agreement or otherwise, including the taking and giving up of security or any other guarantee, the accepting of compositions and the granting of releases and discharges;

       (d) any bankruptcy, receivership, insolvency, reorganization, amalgamation, arrangement, readjustment, composition, liquidation or similar proceedings with respect to any Borrower or any other person or the properties or creditors of any of them;

       (e) any informality in, omission from, invalidity or unenforceability of, or any misrepresentation, irregularity or other defect in, this Agreement, the other Credit Facility Documents, the Security Documents, any of the Guaranteed Obligations or any other agreement or instrument;

       (f) any lack or limitation of capacity, status, power or authority of any Borrower or any of their respective directors, officers, employees, partners or agents acting or purporting to act on their behalf, and any defect or any failure to comply with a formal legal requirement in the execution or delivery of any document;

       (g) any transfer of any assets to or from any Borrower to any Other Borrower, any consolidation, amalgamation or merger of any of the Borrowers with or into any person, or any change whatsoever in the name, objects, capital structure, corporate existence, membership, constitution or business of any Borrower;

       (h) any failure on the part of any Other Borrower or any other person to perform or comply with any term of this Agreement, the other Credit Facility Documents, the Security Documents, any of the Guaranteed Obligations or any other agreement or instrument;

       (i) any action or other proceeding brought by any beneficiaries or creditors of, or by, any Other Borrower or any other person for any reason whatsoever, including without limitation any action or proceeding in any way attacking or involving any issue in respect of this Agreement, the other Credit Facility Documents, the Security Documents, any of the Guaranteed Obligations or any other agreement or instrument;

       (j) any lack or limitation of status or of power of any Other Borrower or any incapacity or disability of any Other Borrower; or

       (k) the assignment of all or any part of the benefits of this Guarantee in accordance with the terms of this Agreement, any other agreement in respect of the Guaranteed Obligations, or any other agreement or instrument.

10.03 DEMAND. If any Other Borrower shall fail to pay or cause to be paid all or any portion of the Guaranteed Obligations as and when the same shall become due and payable pursuant to this Agreement or otherwise, then the Lenders shall be entitled, by notice to a Guaranteeing Borrower, to make a demand upon such Guaranteeing Borrower for the payment of the Guaranteed Obligations or that portion thereof which any Other Borrower has failed to pay. The Guaranteed Obligations or any portion thereof in respect of which demand shall have been made pursuant hereto shall become immediately due and payable by such Guaranteeing Borrower under this Guarantee upon such demand for payment being made, and shall bear interest from the date of such demand at the rate or rates provided in this Agreement or otherwise in respect of the Guaranteed Obligations or that portion thereof which the Other Borrower has failed to pay.

10.04 REMEDIES. The Lenders may, at their option, proceed against any Guaranteeing Borrower under this Guarantee to enforce any of the Guaranteed Obligations when due without first proceeding against any Other Borrower or any other person and without first resorting to any direct or indirect security, any Subsidiary Guarantee or any other remedy. Each Guaranteeing Borrower hereby unconditionally waives diligence, presentment, demand for payment, protest and all notices whatsoever, renounces the benefit of division and discussion, and unconditionally waives any requirement that the Lenders exhaust any right, power or remedy against any Other Borrower under this Agreement, the other Credit Facility Documents, any Security Document, any Subsidiary Guarantee, any other Guaranteed Obligations or any other agreement or instrument referred to herein or therein, or against any other person under any other guarantee of, or security for, any of the Guaranteed Obligations, before proceeding against such Guaranteeing Borrower under this Guarantee. Each Guaranteeing Borrower hereby waives any duty on the part of the Lenders to disclose to such Borrower anything which the Lenders may now or hereafter know concerning any Other Borrower, any other person or any other matter whatsoever, even if the Lenders have reason to believe any such information materially increases the risk beyond that which such Guaranteeing Borrower intends to assume hereunder.

10.05 SET-OFF. The Lenders may at any time setoff and apply any deposits (general or special, time or demand, provisional or final) or other indebtedness owing by any Lender to or for the credit of any Guaranteeing Borrower against that portion of the Guaranteed Obligations comprising principal, interest or fees, or, following the occurrence of an Event of Default, any and all of the Guaranteed Obligations, and the Lenders shall promptly notify such Guaranteeing Borrower of any such set-off or application, provided that the failure to do so shall not affect the validity thereof. The rights of the Lenders under this
Section 10.05 are in addition to any other rights and remedies, including any other rights of set-off, that they may have.

10.06 AMOUNT OF GUARANTEED OBLIGATIONS. Any account settled or stated by or between the Lenders and any Other Borrower or, if any such account has not been so settled or stated immediately before demand for payment under this Guarantee, any account thereafter stated by the Lenders shall, in the absence of demonstrable error, fraud, dishonesty or improper conduct, be accepted by each Guaranteeing Borrower as PRIMA FACIE evidence of the amount of the Guaranteed Obligations which at the date of the account so settled or stated is due by such Other Borrower to the Lenders or remains unpaid by such Other Borrower to the Lenders.

10.07 PAYMENT FREE AND CLEAR OF TAXES. Any and all payments by each Guaranteeing Borrower under this Guarantee shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by applicable Law to be deducted or withheld. If a Guaranteeing Borrower shall be required by applicable Law to deduct or withhold any Taxes from or in respect of any sum payable under this Guarantee:

       (a) the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts paid under this Section 10.07) the Lenders receive an amount equal to the sum they would have received if no deduction or withholding had been made;

       (b) such Guaranteeing Borrower shall make such deductions or withholdings; and

       (c) such Guaranteeing Borrower shall pay the full amount deducted or withheld to the relevant taxation or other authority in accordance with applicable Law.

Each Guaranteeing Borrower shall indemnify and save harmless the Lenders for the full amount of Taxes levied by any jurisdiction in Canada, the United States of America or the United Kingdom on, or in relation to, any amount payable by such Guaranteeing Borrower hereunder (other than Taxes imposed on the income or capital of the Lenders). Payment under this indemnity shall be made within 30 days from the date the Lenders make written demand therefor. A certificate as to the amount of such Taxes submitted to such Guaranteeing Borrower by the Lenders or any of them shall be PRIMA FACIE evidence, absent demonstrable error, of the amount due from such Borrower to the Lenders. The Lenders shall provide each Guaranteeing Borrower the benefit of any tax credit received by the Lenders as a result of such Guaranteeing Borrower indemnifying the Lenders for Taxes levied on or in relation to any amount received or receivable by the Lenders under this Guarantee, or as a result of such Guaranteeing Borrower withholding any amount for Taxes in accordance with applicable law and increasing the amount payable to the Lenders in accordance with paragraph (a) above, provided that the amount of such credit is reasonably possible to calculate and that a certificate of the Lenders or any of them as to the amount of any such credit shall be PRIMA FACIE evidence of such amount.

Notwithstanding the foregoing, no Guaranteeing Borrower shall be required to pay any Taxes or indemnify the Lenders in respect of Taxes payable to any Governmental Body in Canada which are levied, withheld, deducted or paid on payments to the Lenders by reason of the fact that any Lender is a Non-Resident of Canada.

10.08 SUBROGATION AND REPAYMENT. Upon receipt by the Lenders of any payments by any Guaranteeing Borrower on account of its liability under this Guarantee, such Guaranteeing Borrower shall not be entitled to claim repayment of such amount against any Other Borrower until the Guaranteed Obligations and all other amounts due to the Lenders under this Agreement have been paid or repaid in full. In the case of the liquidation, winding-up or bankruptcy of any Other Borrower (whether voluntary or compulsory) or in the event that any Other Borrower shall make a bulk sale of any of its assets within the provisions of any bulk sales legislation or any composition with creditors or scheme of arrangement, the Lenders shall have the right to rank in priority to each Guaranteeing Borrower for the full claims of the Lenders in respect of the Guaranteed Obligations and receive all dividends or other payments in respect thereof until the Guaranteed Obligations have been paid in full, and the Guaranteeing Borrowers shall continue to be liable for any balance of the Guaranteed Obligations which may be owing to the Lenders by any Other Borrower. If any amount shall be paid to any Guaranteeing Borrower on account of any subrogation rights at any time when all the Guaranteed Obligations have not been paid in full, such amount shall be held in trust for the benefit of the Lenders and shall forthwith be paid to the Lenders to be credited and applied against the Guaranteed Obligations, whether matured or unmatured.

10.09 POSTPONEMENT AND ASSIGNMENT. As security for the performance of its obligations hereunder, each Guaranteeing Borrower assigns to the Lenders all claims of such Guaranteeing

Borrower against any Other Borrower and any other guarantors, and, except as otherwise expressly permitted under this Agreement, subordinates and postpones the payment of all such claims to the payment of the Guaranteed Obligations. Each Guaranteeing Borrower shall hold all of its claims against each Other Borrower and any other guarantors as agent and trustee of the Lenders and shall collect, enforce and prove all such claims in accordance with this Agreement and this Guarantee. Any monies received by any Guaranteeing Borrower in respect thereof shall, upon the occurrence of any Event of Default, be paid over to the Lenders. Without the prior written consent of the Lenders, no Guaranteeing Borrower shall release or discharge any of its claims against any Other Borrower or any other guarantor, permit the prescription of any such claims pursuant to any Law, assign any such claims to any person other than the Lenders, or ask for or obtain any security or negotiable paper for or other evidence of any such claims except for the purpose of delivering the same to the Lenders.

10.10 RIGHTS ON SUBROGATION. If any Guaranteeing Borrower acquires any right of subrogation by reason of a payment under or pursuant to this Guarantee, such Guaranteeing Borrower shall not be entitled to vote as a Lender under the provisions of this Agreement or otherwise until the Guaranteed Obligations and all other amounts due to the Lenders under this Agreement have been paid or repaid in full to the Lenders.

10.11 CONTINUING GUARANTEE. The obligations of each Guaranteeing Borrower under this Guarantee constitute a continuing guarantee and shall remain in full force and effect until payment in full of all of the Guaranteed Obligations. The obligations of any Guaranteeing Borrower shall be reinstated if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the Lenders upon the insolvency, bankruptcy or reorganization of any Other Borrower or otherwise, all as though such payment had not been made.

10.12 THIRD PARTY BENEFICIARIES. Except as otherwise expressly set forth in this Guarantee, nothing herein is intended or shall be construed to confer upon or to give any person other than the Lenders any right, remedy or claim under or by reason of the obligations of the Guaranteeing Borrowers under this Guarantee.

10.13 NO MODIFICATION. No amendment or other modification of this Guarantee shall be effective unless in writing and signed by the Lenders in accordance with the provisions of this Agreement.

10.14 ADDITIONAL GUARANTEE. This Guarantee is in addition and supplemental to, and not in substitution for, all other guarantees, assignments and postponement agreements, whether or not in the same form as this Guarantee, now or hereafter held by the Lenders.

10.15 REMEDIES CUMULATIVE. The rights, remedies and recourses of the Lenders under this Guarantee and any other Credit Facility Documents are cumulative and do not exclude any other rights, remedies and recourses that they may have.

10.16 NO WAIVERS, REMEDIES. No failure on the part of the Lenders to exercise, and no delay in exercising, any right under this Guarantee shall operate as a waiver thereof, nor shall any single or partial exercise of any right under this Guarantee preclude any other or further exercise thereof or the exercise of any other right, nor shall any waiver of one provision be deemed to constitute a waiver of any other provision (whether or not similar). No waiver of any of the provisions of this Guarantee shall be effective unless it is in writing duly executed by the waiving party. The remedies herein provided are cumulative and not exclusive of any other remedies provided by law.

10.17 TIME OF ESSENCE. Time shall be of the essence of this Guarantee.


                                   ARTICLE 11
                                    SECURITY

11.01 SECURITY. As continuing collateral security for the performance of all obligations of the Borrowers to the Lenders under this Agreement and the payment when due of all Outstandings under the Credit Facilities and all other amounts from time to time owing to the Lenders by the Borrowers, including interest, interest on overdue interest, Stamping Fees and other fees and expenses, as continuing collateral security for the obligations of the Guaranteeing Borrowers to the Lenders under Article 10, and as continuing collateral security for the performance of all obligations of the Borrowers to the Lenders under Treasury Contracts (including Treasury Contract Breakage Costs), the Group Entities shall execute and deliver to the Lenders the following documents:

       (a)    the Security Documents; and

       (b) such other agreements, assignments, certificates, undertakings, declarations and other supporting documentation (including consents of third parties to any hypothec, assignment, mortgage, charge or security interest) as the Lenders may reasonably require in furtherance of the above.

11.02 CONTINUED PERFECTION OF SECURITY. The Group Entities shall take such action and execute and deliver to the Lenders such agreements, conveyances, deeds and other documents and instruments as the Lenders may reasonably request for the purpose of establishing, perfecting, preserving and protecting the Security Documents, in each case forthwith upon request by the Lenders and in form and substance satisfactory to the Lenders, acting reasonably.

11.03 SET-OFF. In addition to any rights now or hereafter available under applicable Law and not by way of limitation of any such rights, the Lenders are authorized at any time or from time to time after a declaration of acceleration under Section 12.02, without notice to the Borrowers, to set-off, compensate and to appropriate and to apply any and all money deposits, matured or unmatured, general or special, held for or in the name of any Borrower and any other indebtedness or liability at any time owing or payable by any Lender to or for the credit of or the account of any Borrower against and on account of the obligations and liabilities of the Borrowers due and payable to the Lenders under this Agreement, irrespective of currency and whether or not obligations, liabilities or claims of any Borrower are contingent or unmatured.

11.04 CONFLICT. In the event of a conflict between the provisions of this Agreement and the provisions of any Security Document, the provisions of this Agreement shall prevail.


                                   ARTICLE 12
                                EVENTS OF DEFAULT

12.01 EVENTS OF DEFAULT. An Event of Default shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or by operation of law or otherwise) if:

       (a) PAYMENT OF PRINCIPAL. The Borrowers shall fail to pay all or any part of any Borrowing under this Agreement as and when the same shall become due and payable, whether at stated maturity, by acceleration or otherwise, and such default shall have continued for a period of five Business Days after written notice from the Lenders or any of them specifying such default;

       (b) PAYMENT OF INTEREST AND OTHER AMOUNTS. The Borrowers shall fail to pay any interest, Stamping Fee or any other amount due under this Agreement (other than a Borrowing described in paragraph (a)) as and when the same shall become due and payable, and such default shall have continued for a period of five Business Days after written notice from the Lenders or any of them specifying such default;

       (c) FAILURE TO OBSERVE FINANCIAL COVENANTS. The Borrowers shall fail to perform or observe any of their obligations or undertakings contained in Sections 8.01(l), (m), (n), (o), (p), (q) and (r) hereof;

       (d) FAILURE TO OBSERVE OTHER COVENANTS. Any of the Group Entities shall fail to perform or observe any of its other obligations or undertakings under this Agreement or any of the other Credit Facility Documents and such default shall have continued for a period of at least 30 days after a Responsible Officer of a Borrower knows or should have known of such default;

       (e) INCORRECT REPRESENTATION OR WARRANTY. Any representation or warranty made by any of the Group Entities in this Agreement or in any certificate or other instrument delivered hereunder or pursuant hereto or in connection with any provision hereof shall prove to be false or incorrect in any material respect on the date as of which made;

       (f) CROSS-DEFAULT. A default or event of default occurs under any agreement, indenture or other instrument relating to other Indebtedness of any of the Group Entities exceeding U.S.$500,000 (or the equivalent thereof in any other currency) or under any foreign exchange, currency or interest rate swap agreement having a notional principal amount exceeding U.S.$500,000 (or the equivalent thereof in any other currency) beyond any applicable grace period contained in the agreement, indenture or other instrument relating to such Indebtedness;

       (g) DISSOLUTION PROCEEDINGS. Proceedings are commenced for the dissolution, liquidation or winding-up of any of the Group Entities, other than a dissolution, liquidation or winding-up required in connection with an arrangement or reorganization of the Group Entities and holding companies thereof permitted under this Agreement, unless such proceedings are being actively and diligently contested in good faith by such Group Entity and such proceedings are stayed within 30 days of being commenced;

       (h) BANKRUPTCY OR INSOLVENCY. Any of the Group Entities is adjudged or declared bankrupt or becomes insolvent or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due, or petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any substantial part of its property, or commences any proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect, or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any substantial part of its property;

       (i) APPOINTMENT OF RECEIVER. A receiver, receiver and manager, receiver-manager, custodian, liquidator or trustee (or any person with like powers) shall be appointed for all or any substantial part of the property of any of the Group Entities, provided that such appointment shall not constitute an Event of Default if and for so long as:

                 (i) such Group Entity obtains within two Business Days of such appointment an order of a court of competent jurisdiction staying such appointment and such order (or a replacement thereof to similar effect) remains in full force and effect; or

                (ii) such Group Entity forthwith bona fide disputes and
                     continues to dispute such appointment and provides or causes to be provided to the Lenders such security as the Lenders shall reasonably require, and such appointment is stayed or vacated within 30 days;

       (j) ISSUANCE OF EXECUTION. A writ, execution or attachment or similar process is issued or levied against all or a substantial portion of the property of any of the Group Entities in connection with any judgment against such Group Entity in an amount in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency), unless being actively and diligently contested by such Group Entity in good faith and such Group Entity has provided such security to the Lenders as the Lenders may reasonably require and such writ, execution, attachment or similar process is released, bonded, satisfied, discharged, vacated or stayed within 60 days after its entry, commencement or levy;

       (k) ACTION BY ENCUMBRANCER. An encumbrancer or lienor takes possession of any substantial part of the properties or assets of any Group Entity, unless such Group Entity disputes and continues to dispute such possession in good faith and provides to the Lenders such security for the payment of such encumbrance or lien as the Lenders shall reasonably require;

       (l) EXPROPRIATION. An order is made or legislation enacted by any competent body having authority for the expropriation, confiscation, forfeiture, escheating, other taking or compulsory divestiture, whether or not with compensation, of all or a significant portion of the consolidated assets of the Group Entities and such order or legislation remains in effect and has not been stayed by a court of competent jurisdiction for a period of more than 30 days from the date of pronouncement of the order or enactment of the legislation, as the case may be;

       (m) UNSATISFIED JUDGMENTS OR TAX ASSESSMENTS. Judgment in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency) is rendered against a Group Entity in respect of which such Group Entity does not have insurance coverage or any income tax reassessment in excess of U.S.$1,000,000 (or the equivalent thereof in any other currency) is made against a Group Entity, and any such judgment or tax reassessment remains undischarged or unsatisfied after the time for appeal has expired without such Group Entity having appealed the judgment or reassessment and obtained a stay of execution of the judgment, provided that such judgment or reassessment shall not constitute an Event of Default if such Group Entity provides or causes to be provided to the Lenders such security as the Lenders shall require for the payment of such judgment or reassessment;

       (n) UNENFORCEABLE OBLIGATION. Any material obligation or other provision of any Group Entity in this Agreement or in any of the other Credit Facility Documents terminates or ceases to be or is declared by a court of competent jurisdiction not to be a legally binding or enforceable obligation of such Group Entity;

       (o) SUSPENSION OF BUSINESS. Any voluntary or involuntary suspension of the business of any Group Entity, or any substantial part thereof, shall occur, other than temporary weather-related suspensions;

       (p) REPAYMENT OF SENIOR SUBORDINATED NOTES. SSWG repays all or any portion of the Senior Subordinated Notes (other than with the proceeds of a Borrowing under the Term Facility) and such repayment is not offset in its entirety by the issuance of equity or other subordinated Indebtedness by SSWG on terms and conditions satisfactory to the Lenders, acting reasonably, or is otherwise approved by the Lenders;

       (q) CHANGE HAVING MATERIAL ADVERSE EFFECT. There shall occur, in the determination of the Lenders, acting reasonably, a change having a Material Adverse Effect, written notice of which has been given by the Lenders or any of them to the Borrower; or

       (r)    CHANGE OF CONTROL. There shall occur a Change of Control.

12.02 CANCELLATION AND ACCELERATION. Upon the occurrence of an Event of Default and for so long as such Event of Default shall continue, the Lenders may, by notice to the Borrowers:

       (a) cancel the Credit Facilities and terminate the obligations of the Lenders to make any further Accommodations;

       (b) declare the principal amount of all outstanding Accommodations made to the Borrowers and all interest and fees accrued thereon and all other amounts payable under this Agreement and the other Credit Facility Documents (including liabilities for Bankers' Acceptances which have not yet matured) to be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrowers; and

       (c)    enforce all rights and remedies provided in the Security
              Documents.

12.03 REMEDIES CUMULATIVE. For greater certainty, it is expressly understood and agreed that the respective rights and remedies of the Lenders under this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy to which the Lenders may be lawfully entitled for such default or breach.

12.04 WAIVERS. The Lenders may, by written instrument, at any time and from time to time waive any breach by the Borrowers of any of the covenants or Events of Default herein. No course of dealing between the Borrowers and the Lenders nor any delay in exercising any rights under this Agreement, the Security Documents or any of the other Credit Facility Documents shall operate as a waiver of any rights of the Lenders.


                                   ARTICLE 13
                                  MISCELLANEOUS

13.01 RECORDS. The unpaid principal amount of the Accommodations, the unpaid interest accrued thereon, the interest rate or rates applicable to any unpaid principal amounts, the duration of such applicability, the date of any Advance or repayment, the date of issue, Face Amount and maturity of all Bankers' Acceptances and the Commitment shall at all times be ascertained from the records of the Lenders, which shall be PRIMA FACIE evidence, absent demonstrable error, fraud, dishonesty or improper conduct, and a certificate of any officer of any of the Lenders as to such records shall be PRIMA FACIE evidence of such records.

13.02 AMENDMENTS. Any amendment or waiver of any provision of this Agreement or of any of the other Credit Facility Documents, any consent to any departure by the Borrowers therefrom, and any consent or approval contemplated to be given by the Lenders under this Agreement, shall be effective and binding on the Lenders only if in writing and signed by the Lenders.

13.03 NOTICES. All notices and other communications provided for hereunder or under any Credit Facility Document shall, except as otherwise permitted hereunder, be in writing personally delivered:

       (a)    if to the Borrowers:

                 (i) if to SSWG or SSW at the following address:

                     Sparkling Spring Water Group Limited
                     Sparkling Spring Water Limited
                     19 Fielding Avenue
                     Dartmouth, Nova Scotia
                     B3B 1C9

                     Fax no.:        (902) 468-2751
                     Attention:      President

                (ii) if to SSUK at the following address:

                     Nature Springs Water Company Limited
                     Unit 5, Alexandra Way
                     Ashchurch Business Centre
                     Tewkesbury, Gloucestershire
                     UK  GL20 8NB

                     Fax no.:        011-44-1684-273835
                     Attention:      President

               (iii) if to SWUS at the following address:

                     Spring Water, Inc.
                     c/o Mountain Fresh Bottled Water
                     9065 South East Jansen
                     P.O. Box 2590
                     Clackamas, Oregon
                     U.S.A.  97015

                     Fax no.:        (503) 657-0527
                     Attention:      Northwest Division Controller

              with a copy to:

              CF Capital Corporation
              c/o 200 Sea Pines Road
              Bellingham, Washington
              U.S.A.  98226

              Fax no.: (360) 671-2604
              Attention: Chief Financial Officer

              and with an additional copy to:

              Stewart McKelvey Stirling Scales
              Purdy's Wharf Tower One
              1959 Upper Water Street, P.O. Box 997
              Halifax, Nova Scotia
              B3J 2X2

              Fax no.:               (902) 420-1417
              Attention:             L.J. Stordy

       (b)    if to the Lenders:

                 (i) if to TD Bank at the following address:

                     The Toronto-Dominion Bank
                     Toronto Dominion Tower Branch
                     700 West Georgia Street, Pacific Centre
                     P.O. Box 10001
                     Vancouver, British Columbia
                     V7Y 1A2

                     Fax no.:        (604) 654-3489
                     Attention:      Vice President

                (ii) if to TDUS at the following address:

                     Toronto Dominion (Texas), Inc.
                     Suite 1700, 909 Fannin Street
                     Houston, Texas
                     U.S.A. 77010

                     Fax no.:        (713) 951-9921
                     Attention:      Jimmy Simien

               (iii) if to TDUK at the following address:

                     The Toronto-Dominion Bank, London Branch
                     Triton Court, 14/18 Finsbury Square
                     London, England
                     EC2A 1DB

                     Fax no.:        011-44-171-638-0006
                     Attention:      Denise Payne

or sent by facsimile transmission or similar means of recorded communication to the applicable address or to such other address as a party hereto may from time to time designate to the other parties hereto in such manner. All such notices and communications shall, when required or permitted to be delivered or confirmed hereunder by facsimile transmission, be effective when so delivered or confirmed.

13.04 NO WAIVER; REMEDIES. No failure on the part of the Lenders or the Borrowers to exercise, and no delay in exercising, any right under any of the Credit Facility Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right under any of the Credit Facility Documents preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by Law.

13.05 EXPENSES. The Borrowers shall promptly pay all costs and expenses of the Lenders, including, without limitation, all reasonable out-of-pocket expenses, disbursements and the fees and expenses of counsel for the Lenders, incurred in connection with:

       (a) the preparation, negotiation, execution, registration and administration of this Agreement, the Security Documents, the other Credit Facility Documents or any agreement or instrument contemplated hereby or thereby;

       (b) the enforcement or preservation of rights under this Agreement, the Security Documents, the other Credit Facility Documents or any agreement or instrument contemplated hereby or thereby;

       (c) any requested amendments, waivers or consents or matters initiated by the Borrowers pursuant to or in respect of the provisions hereof; and

       (d) the collection of Advances or Bankers' Acceptances or any litigation, proceeding or dispute in any way relating to the Advances or Bankers' Acceptances.

The Borrowers shall pay interest on any amount due under this Section 13.05 that remains unpaid more than two Business Days after the Lenders or any of them notify the Borrowers of such amount, at the U.S. Prime Rate plus 2.25% per annum until such amount is paid.

13.06 MAINTENANCE OF ACCOUNTS. The Borrowers will maintain all of their operating accounts with branches of the Lenders, and the Lenders shall have the right to provide all of the ancillary non-credit banking services, such as cash management and payroll services, to the extent the Borrowers require such services from a third party, provided the fees payable for, and the quality and scope of, such services are competitive.

13.07 TAXES. Any and all payments by the Borrowers under this Agreement and the other Credit Facility Documents shall be made free and clear of and without deduction or withholding for Taxes unless such Taxes are required by Law to be deducted or withheld. If the Borrowers are required by Law to deduct or withhold any Taxes from or in respect of any sum payable under this Agreement or the other Credit Facility Documents:

       (a) the sum payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional amounts paid under this Section) the Lenders receive an amount equal to the sum they would have received if no deduction or withholding had been made;

       (b)    the Borrowers shall make such deductions or withholdings; and

       (c) the Borrowers shall pay the full amount deducted or withheld to the relevant taxation or other authority in accordance with applicable Law.

The Borrowers shall indemnify and save harmless the Lenders for the full amount of Taxes levied by any jurisdiction in Canada, the United States of America or the United Kingdom on, or in relation to, any sum received or receivable hereunder by the Lenders (other than taxes imposed on the income or capital of the Lenders). Payment under this indemnification shall be made within 30 days from the date the Lenders or any of them make written demand therefor. A certificate as to the amount of such Taxes submitted to the Borrowers by the Lenders or any of them shall be PRIMA FACIE evidence, absent demonstrable error, of the amount due from the Borrowers to the Lenders. Any such certificate shall refer to the provision of Law under which such Taxes are levied and shall contain an explanation relating to and a calculation of the amount due from the Borrowers. The Lenders shall provide to the Borrowers the benefit of any tax credit received by the Lenders as a result of the Borrowers indemnifying the Lenders for Taxes levied on or in relation to any amount received or receivable by the Lenders hereunder, or as a result of the Borrowers withholding any amount for Taxes in accordance with applicable law and increasing the amount payable to the Lenders in accordance with paragraph
(a) above, provided that the amount of such credit is reasonably possible to calculate and that a certificate of the Lenders or any of them as to the amount of any such credit shall be PRIMA FACIE evidence of such amount.

Notwithstanding the foregoing, no Borrower shall be required to pay any Taxes or indemnify the Lenders in respect of Taxes payable to any Governmental Body in Canada which are levied, withheld, deducted or paid on payments to the Lenders by reason of the fact that any Lender is a Non-Resident of Canada.

The obligations of the Borrowers under this Section 13.07 shall survive the payment in full of the Outstandings and interest thereon.

13.08 INCREASED COSTS. If the introduction of or any change in any Law, regulation, treaty, official directive or regulatory requirement now or hereafter in effect (whether or not having the force of law) on in the interpretation or application thereof by any court or by any judicial, governmental or administrative authority charged with the interpretation or administration thereof, or if compliance by the Lenders with any request from the Bank of Canada or any other central bank or fiscal, monetary or other authority (whether or not having the force of law):

       (a) subjects any of the Lenders to any tax, or causes the withdrawal or termination of a previously granted exemption with respect to any tax, or changes the basis of taxation of payments due to any of the Lenders, or increases any existing tax on payments of principal, interest or other amounts payable by the Borrowers to any of the Lenders under this Agreement (other than taxes of application to the general income of the Lenders and taxes on capital);

       (b) imposes, modifies or deems applicable any reserve, special deposit, regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans made by any of the Lenders or Bankers' Acceptances created by the Lenders;

       (c) imposes on any of the Lenders or expects there to be maintained by any of the Lenders any capital adequacy or additional capital requirement (including, without limiting the generality of the foregoing, a requirement which affects any of the Lenders' allocation of capital resources to its obligations) in respect of the obligations of any of the Lenders hereunder or, without limiting the generality of the foregoing, imposes any other condition or requirement with respect to this Agreement or to the maintenance by any of the Lenders of a contingent liability with respect to Bankers' Acceptances created by the Lenders pursuant to this Agreement.

and the result of such occurrence is, in the sole determination of any Lender, acting reasonably, to increase the cost to such Lender or to reduce the income received by such Lender in respect of any portion of the Advances or Bankers' Acceptances, the Borrowers shall pay to such Lender that amount which such Lender, acting reasonably, estimates will compensate it for such additional cost or reduction in income (the "Compensation"). Upon such Lender having determined that it is entitled to Compensation, and provided that such Lender has made or proposes to make similar requests of other borrowers in the same situation, such Lender shall promptly notify the Borrowers and shall provide the Borrowers with a certificate of such Lender setting forth the amount of the Compensation and the basis for it. In preparing such certificate the Lender shall not be required to "match" or isolate particular transactions or credit facilities and shall be entitled to use estimates and averages. Absent demonstrable error such certificate shall be PRIMA FACIE evidence of the amount of the Compensation and shall be binding on the Borrowers, and if the amount of Compensation set forth therein shall not be paid by the Borrowers to such Lender within seven Business Days after notice thereof, such amount shall, depending on the currency in which the Compensation was expressed, be deemed to be either a Canadian Prime Rate Advance or a U.S. Base Rate Advance under the Operating Facility and shall bear interest calculated and payable as provided in this Agreement. If, as a result of events (other than the receipt of Compensation) occurring subsequent to the receipt by such Lender of any Compensation, the additional cost or the reduction in income was not suffered by such Lender, such Lender will forthwith refund to the Borrowers the Compensation and any interest paid thereon.

13.09 ENVIRONMENTAL INDEMNITY. The Borrowers will protect, indemnify and hold the Lenders and all directors, officers, employees and agents of each of the Lenders harmless from and against any and all actual or potential claims, liabilities, damages (including consequential damages), losses, fines, penalties, sanctions, judgments, awards, costs and expenses whatsoever (including, without limitation, costs and expenses of investigating, denying or defending any of the foregoing and costs and expenses for preparing any necessary environmental assessment report or other such reports) which arise out of or relate in any way to:

       (a) the presence, use, handling, production, transportation, storage, release, deposit, discharge or disposal of any Hazardous Materials, contaminants, wastes or other substances in, on or about any properties or assets owned, operated or occupied by SSWG and its Subsidiaries, whether by SSWG, its Subsidiaries or any other person;

       (b) any remedial action taken by the Lenders in connection with any matter referred to in paragraph (a), including without limitation any repair, clean-up, remediation or detoxification of any of such properties or assets and the preparation of any closure or other required plans; and

       (c) any breach by SSWG or any of its Subsidiaries under any Environmental Law.

If any Hazardous Materials are caused to be removed by SSWG or any of its Subsidiaries, the Lenders or any other indemnified party, then such Hazardous Materials will be and remain the property of SSWG or such Subsidiary, as the case may be, and the Borrowers will assume any and all liability for such removed Hazardous Materials. The Borrowers understand that their liability to the indemnified parties under this Section will survive the full payment and satisfaction of all amounts owing under this Agreement as if this indemnity were separate and distinct from this Agreement.

13.10 JUDGMENT CURRENCY. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder to any Lender from the Original Currency into the Judgment Currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such Lender could purchase the Original Currency with the Judgment Currency on the Business Day preceding that on which final judgment is paid or satisfied. The obligations of the Borrowers in respect of any sum due in the Original Currency to a Lender under any of the Credit Facility Documents shall, notwithstanding any judgment in any Judgment Currency, be discharged only to the extent that on the Business Day following receipt by such Lender of any sum adjudged to be so due in such Judgment Currency, such Lender may in accordance with normal banking procedures purchase the Original Currency with such Judgment Currency. If the amount of the Original Currency so purchased is less than the sum originally due to such Lender in the Original Currency, the Borrowers agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender against such loss, and if the amount of the Original Currency so purchased exceeds the sum originally due to such Lender in the Original Currency such Lender agrees to remit such excess to the Borrowers.

       If any Group Entity that is resident in the United States is required to pay an amount to any Lender that is not resident in the United States (whether pursuant to this Agreement or any guarantee executed by such Group Entity), the Lender shall provide the Group Entity with such forms or other documents as the Group Entity may reasonably request to reduce or eliminate withholding tax in the United States otherwise applicable to such payment.

13.11 GOVERNING LAW. This Agreement and the Credit Facility Documents shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

13.12 CONSENT TO JURISDICTION. The Borrowers and the Lenders hereby irrevocably submit to the jurisdiction of any British Columbia court sitting in Vancouver, British Columbia, in any action or proceeding arising out of or relating to this Agreement or any other Credit Facility Document, and each of them hereby irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such British Columbia court. Each of them hereby irrevocably waives, to the fullest extent each may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. Nothing in this Section shall affect the right of the Lenders to serve legal process in any other manner permitted by Law or affect the right of the Lenders to bring any action or proceeding against the Borrowers or their property in the courts of other jurisdictions.

13.13 SUCCESSORS AND ASSIGNS. This Agreement shall become effective when it has been executed by the Borrowers and the Lenders and thereafter shall be binding upon and enure to the benefit of the Borrowers, the Lenders and their respective successors and permitted assigns. The Borrowers shall not have the right to assign their rights or obligations hereunder or any interest herein without the prior consent of the Lenders. The Lenders may assign all or any part of the Commitment and the Outstandings under this Agreement upon notice to the Borrowers, provided that:

       (a) TD Bank shall not assign its interest in this Agreement to any person that is a Non- Resident of Canada;

       (b) TDUS shall not assign its interest in this Agreement to any person that is not a resident of the United States; and

       (c) TDUK shall not assign its interest in this Agreement to any person that is not:

                 (i) a "bank" within the meaning of section 840(a) INCOME AND
                     CORPORATIONS TAXES ACT 1998; and

                (ii) within the charge to United Kingdom corporation tax;

             and the Borrowers shall not be responsible for any stamp duty payable on an assignment by TDUK.

13.14 CONFLICT. In the event of a conflict between the provisions of this Agreement and the provisions of any other Credit Facility Document, the provisions of this Agreement shall prevail.

13.15 SEVERABILITY. The provisions of this Agreement are intended to be severable. If any provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, such provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability thereof in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

13.16 PRIOR UNDERSTANDINGS. This Agreement supersedes all prior understandings and agreements, whether written or oral, among the parties hereto relating to the transactions provided for herein.

13.17 TIME OF ESSENCE. Time shall be of the essence hereof.

13.18 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original and which, taken together, shall constitute one and the same instrument, and any executed counterpart may be delivered by facsimile.

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first above written.

SPARKLING SPRING WATER GROUP LIMITED

Per:  /s/ Dillon Schickli
      --------------------------------
      Authorized Signatory


SPARKLING SPRING WATER LIMITED

Per:  /s/ Dillon Schickli
      --------------------------------
      Authorized Signatory


NATURE SPRINGS WATER COMPANY LIMITED

Per:   /s/ Dillon Schickli
      --------------------------------
      Authorized Signatory


SPRING WATER, INC.

Per:  /s/ Dillon Schickli
      --------------------------------
      Authorized Signatory

THE TORONTO-DOMINION BANK

Per:  /s/ [ILLEGIBLE]
      --------------------------------
         Authorized Signatory


TORONTO DOMINION (TEXAS), INC.

Per:  /s/ Jimmy Simien
      --------------------------------
         Authorized Signatory
         Jimmy Simien
         Vice President

THE TORONTO-DOMINION BANK, LONDON BRANCH

Per:  /s/ Denise Payne
      --------------------------------
         Authorized Signatory

                                   APPENDIX 1

                           MANDATORY LIQUID ASSET COST

1. The Mandatory Liquid Asset Cost to be included in Sterling Libor with respect to a Sterling Libor Advance shall, subject to the following, be the percentage per annum calculated in accordance with the following formula:

                              BY + L(Y-X) + S(Y-Z)
                              --------------------
                                  100 - (B + S)

where, as of the day of the calculation:

B      =      The percentage of TDUK's eligible liabilities which the Bank of England then requires TDUK to hold on a non-interest bearing deposit account in accordance with its cash ratio requirements.

Y      =      The rate at which Sterling deposits in an amount comparable with such Sterling Libor Advance are offered by TDUK to leading banks in the London interbank market at or about 11:00 a.m.
              (London time) on such day for the relevant period.

L      =      The percentage of eligible liabilities which (as a result of the requirements of the Bank of England) TDUK maintains as secured money with members of the London Discount Market Association or in certain marketable or callable securities approved by the Bank of England, which percentage shall (in the absence of evidence that any other figure is appropriate) be conclusively presumed to be 5%.

X      =      The rate at which secured Sterling deposits in an amount
              comparable to such Sterling Libor Advance may be placed by TDUK with members of the London Discount Market Association at or about
              11:00 a.m. (London time) on such date for the relevant period or, if greater, the rate at which Sterling bills of exchange (of an amount comparable to such Sterling Libor Advance and of a tenor equal to the relevant period) eligible for rediscounting at the Bank of England can be discounted in the London Discount Market at or about 11:00 a.m. (London time) on that date.

S      =      The percentage of TDUK's eligible liabilities which the Bank of England required TDUK to place as a special deposit.

Z      =      The percentage interest rate per annum allowed by the Bank of England on special deposits.

2.     For the purposes of this Appendix 1:

       (a) "ELIGIBLE LIABILITIES" and "SPECIAL DEPOSITS" shall bear the meanings ascribed to such terms from time to time by the Bank of England;

       (b)    "RELEVANT PERIOD" in relation to each Interest Period means:

                 (i) if it is three months or less, that Interest Period; or

                (ii) if it is more than three months, three months;

3. In the application of the above formula, B, Y, L, X, S and Z will be included in this formula as figures and not as percentages, e.g. if B = 0.5% and Y = 15%, BY will be calculated as 0.5 x 15 and not as 0.5% x 15%.

4. The additional rate computed by TDUK in accordance with this Appendix 1 shall, if not so already, be rounded upward to four decimal places.

5. In the event of a change in circumstances (including the imposition of alternative or additional official requirements) which renders the above formula inapplicable, TDUK shall notify the Borrowers of the manner in which the additional rate shall thereafter be determined, which shall reflect the additional costs following such change incurred by TDUK at such time and from time to time.

                                   APPENDIX 2

                             INTEREST RATES AND FEES

1. The Margin applicable to Canadian Prime Rate Advances, U.S. Base Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances, Sterling Libor Advances, Alternate Sterling Rate Advances, the Stamping Fees applicable to Bankers' Acceptances and the fees payable on Letters of Credit and Guarantee Letters under the Operating Facility and the Acquisition Facility, where applicable, shall be determined based on the Senior Debt to Adjusted Consolidated EBITDA Ratio as at each fiscal quarter end of the Borrower as follows:

       (a) If the Senior Debt to Adjusted Consolidated EBITDA Ratio is greater than or equal to 2.0 to 1 and less than or equal to 2.5 to 1:


                  Margin for Canadian Prime Rate Advances        1.75% per annum
                  Margin for U.S. Base Rate Advances             1.75% per annum
                  Margin for U.S. Prime Rate Advances            1.75% per annum
                  Margin for U.S. Libor Advances                 3.25% per annum
                  Margin for Sterling Libor Advances             3.25% per annum
                  Margin for Alternate Sterling Rate Advances    3.25% per annum
                  Stamping Fee                                   3.25% per annum
                  Letter of Credit/Guarantee Letter Fee          1.00% per annum

       (b) If the Senior Debt to Adjusted Consolidated EBITDA Ratio is less than 2.0 to 1:

                  Margin for Canadian Prime Rate Advances        1.25% per annum
                  Margin for U.S. Base Rate Advances             1.25% per annum
                  Margin for U.S. Prime Rate Advances            1.25% per annum
                  Margin for U.S. Libor Advances                 2.75% per annum
                  Margin for Sterling Libor Advances             2.75% per annum
                  Margin for Alternate Sterling Rate Advances    2.75% per annum
                  Stamping Fee                                   2.75% per annum
                  Letter of Credit/Guarantee Letter Fee          1.00% per annum


2. The Margin applicable to Canadian Prime Rate Advances, U.S. Prime Rate Advances, U.S. Libor Advances and the Stamping Fees applicable to Bankers' Acceptances under the Term Facility shall be as follows:

                  Margin for Canadian Prime Rate Advances        2.00% per annum
                  Margin for U.S. Base Rate Advances             2.00% per annum
                  Margin for U.S. Libor Advances                 3.50% per annum
                  Stamping Fee                                   3.50% per annum

                                   SCHEDULE 1

                                BORROWING NOTICE
  [CANADIAN PRIME RATE ADVANCES, U.S. BASE RATE ADVANCES, BANKERS' ACCEPTANCES
                    AND (TERM FACILITY) U.S. LIBOR ADVANCES]

TO:    The Toronto-Dominion Bank
       Toronto Dominion Tower Branch
       700 West Georgia Street, Pacific Centre
       P.O. Box 10001
       Vancouver, British Columbia
       V7Y 1A2

       Attention:   Credit Assistant - Loan Accounting

       Reference is made to the Amended and Restated Credit Agreement dated as of May 17, 1999 between Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (the "Credit Agreement"). Capitalized terms in this Borrowing Notice have the meanings ascribed to such terms in the Credit Agreement.

       Notice is hereby given pursuant to Section 3.03, 4.02(b) or 4.09 of the Credit Agreement (as applicable) that the undersigned requests a Canadian Prime Rate Advance, a U.S. Base Rate Advance, a Drawing of Bankers' Acceptances or (in the case only of the Term Facility) a U.S. Libor Advance or a continuation of a U.S. Libor Advance for an additional Interest Period, under the ___________________________ [specify Credit Facility], on the following basis:

1.     CANADIAN PRIME RATE ADVANCE [complete only if applicable]

       (a)    The date of the Canadian Prime Rate Advance will be
              _________________________________.

       (b) The principal amount of the Canadian Prime Rate Advance will be Cdn. $___________________________.

2.     U.S. BASE RATE ADVANCE [complete only if applicable]

       (a)    The date of the U.S. Base Rate Advance will be
              _________________________________.

       (b) The principal amount of the U.S. Base Rate Advance will be U.S. $___________________________.

3.     U.S. LIBOR ADVANCE [complete only if applicable - Term Facility only]

       (a)    The date of the U.S. Libor Advance will be ______________________.

       (b) The principal amount of the U.S. Libor Advance will be U.S.$___________________.

       (c) The initial Interest Period applicable to the U.S. Libor Advance will be ___________________________ [specify period pursuant to
              Section 3.07].

4. CONTINUATION OF U.S. LIBOR ADVANCE [complete only if applicable - Term Facility only]

       (a) The last day of the Interest Period applicable to the relevant U.S. Libor Advance is ____________________________.

       (b) The principal amount of U.S. $_______________________ of such U.S. Libor Advance is to continue as such for a further period of _____________________ [specify period pursuant to Section 3.07].

5.     DRAWING OF BANKERS' ACCEPTANCES [complete only if applicable]

       (a)    The date of the Drawing will be _________________________.

       (b) The aggregate Face Amount of Drafts to be accepted will be Cdn. $___________________________.

       (c) The maturity date for the Bankers' Acceptances created by the acceptance of such Drafts will be _____________________, representing a term to maturity of _____________________ [insert number of months].

       If Bankers' Acceptances are requested under this Borrowing Notice, the undersigned confirms that TD Bank is authorized to sign and complete drafts pursuant to the Power of Attorney dated May 12, 1998 granted by the undersigned to TD Bank and to deliver such Bankers' Acceptances in accordance with instructions of the undersigned contained herein or any subsequent written notice to TD Bank.

       The undersigned confirms that the conditions to the availability of Borrowings set forth in Section 5.04 of the Credit Agreement have been complied with or satisfied at the date hereof.

       DATED: ___________________________

                                                     [Insert name of Borrower]

                                                     By: _______________________

                                                     Title:

                                   SCHEDULE 2

                                BORROWING NOTICE

                          [U.S. PRIME RATE ADVANCES AND
       (OPERATING FACILITY AND ACQUISITION FACILITY) U.S. LIBOR ADVANCES]

TO:           Toronto Dominion (Texas), Inc.
              c/o The Toronto-Dominion Bank
              Toronto Dominion Tower Branch
              700 West Georgia Street, Pacific Centre
              P.O. Box 10001
              Vancouver, British Columbia
              V7Y 1A2

              Attention: Credit Assistant - Loan Accounting

COPY TO:      Toronto Dominion (Texas), Inc.
              Suite 1700
              909 Fannin Street
              Houston, Texas
              U.S.A. 77010

              Attention: Jimmy Simien

       Reference is made to the Amended and Restated Credit Agreement dated as of May 17, 1999 between Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (the "Credit Agreement"). Capitalized terms in this Borrowing Notice have the meanings ascribed to such terms in the Credit Agreement.

       Notice is hereby given pursuant to Section 3.03 or 3.05 of the Credit Agreement (as applicable) that the undersigned requests a U.S. Prime Rate Advance or a U.S. Libor Advance or a continuation of a U.S. Libor Advance for an additional Interest Period, under the ___________________________ [specify Credit Facility], on the following basis:

1.     ADVANCE [complete only if applicable]

       (a)    The date of the Advance will be ______________________.

       (b)    The Type of Advance will be __________________________________
              [specify U.S. Prime Rate Advance or U.S. Libor Advance].

       (c) The principal amount of the Advance will be U.S.$___________________.

       (d) If the Advance is a U.S. Libor Advance, the initial Interest Period applicable to the Advance will be ___________________________ [specify period pursuant to Section 3.07].

2.     CONTINUATION OF U.S. LIBOR ADVANCE [complete only if applicable]

       (a) The last day of the Interest Period applicable to the relevant U.S. Libor Advance is ________________________.

       (b) The principal amount of U.S. $_______________________ of such U.S. Libor Advance is to continue as such for a further period of _____________________ [specify period pursuant to Section 3.07].

       The undersigned confirms that the conditions to the availability of Borrowings set forth in Section 5.04 of the Credit Agreement have been complied with or satisfied at the date hereof.


       DATED: ___________________________


                               SPRING WATER, INC.

                               By: ________________________________________

                               Title:

                                   SCHEDULE 3

                                BORROWING NOTICE
                            [STERLING LIBOR ADVANCES]

TO:           The Toronto-Dominion Bank, London Branch
              Triton Court
              14/18 Finsbury Square
              London, England
              EC2A 1DB

              Attention: Denise Payne

COPY TO:      The Toronto-Dominion Bank, London Branch
              c/o The Toronto-Dominion Bank
              Toronto Dominion Tower Branch
              700 West Georgia Street, Pacific Centre
              P.O. Box 10001
              Vancouver, British Columbia
              V7Y 1A2

              Attention: Credit Assistant - Loan Accounting

       Reference is made to the Amended and Restated Credit Agreement dated as of May 17, 1999 between Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (the "Credit Agreement"). Capitalized terms in this Borrowing Notice have the meanings ascribed to such terms in the Credit Agreement.

       Notice is hereby given pursuant to Section 3.03 or 3.05 of the Credit Agreement (as applicable) that the undersigned requests a Sterling Libor Advance or a continuation of a Sterling Libor Advance for an additional Interest Period under the ___________________________ [specify Credit Facility], on the following basis:

1.     STERLING LIBOR ADVANCE [complete only if applicable]

       (a)    The date of the Sterling Libor Advance will be
              ______________________.

       (b) The principal amount of the Sterling Libor Advance will be U.K.(pound)_________________________.

       (c) The initial Interest Period applicable to the Sterling Libor Advance will be __________________________ [specify period pursuant to Section 3.07].

2.     CONTINUATION OF STERLING LIBOR ADVANCE [complete only if applicable]

       (a) The last day of the Interest Period applicable to the relevant Sterling Libor Advance is _____________________________.

       (b) The principal amount of U.K.(pound)______________________ of such Sterling Libor Advance is to continue as such for a further period of _______________ [specify period pursuant to Section 3.07].

       The undersigned confirms that the conditions to the availability of Borrowings set forth in Section 5.04 of the Credit Agreement have been complied with or satisfied at the date hereof.

       DATED: ___________________________

                                            NATURE SPRINGS WATER COMPANY LIMITED

                                            By:  _______________________________

                                            Title:  ____________________________

                                   SCHEDULE 4

                        LIST OF WHOLLY-OWNED SUBSIDIARIES


-----------------------------------------------------------------------------------------------------------------------------------
 NAME OF WHOLLY-OWNED         JURISDICTION OF              NUMBER OF SHARES            REGISTERED HOLDERS    JURISDICTION:  WHOLLY-
 SUBSIDIARY                    INCORPORATION            ISSUED AND OUTSTANDING                               OWNED SUBSIDIARY
                                                                                                             CARRIES ON BUSINESS OR
                                                                                                             OWNS OR LEASES
                                                                                                             PROPERTY OR ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 Sparkling Spring Water    Province of Nova       (a)  44,727 non-voting common      Sparkling Spring Water  Nova Scotia, New
 Limited                   Scotia                      shares                        Group Limited           Brunswick and Prince
                                                                                                             Edward Island
                                                  (b)  1,728,246 common shares       Sparkling Spring Water
                                                                                     Group Limited
-----------------------------------------------------------------------------------------------------------------------------------
 Canadian Springs Water    Amalgamated in the     500 common shares                  Sparkling Spring Water  British Columbia
 Company Limited           Province of Nova                                          Limited
                           Scotia on January 1,
                           1999
-----------------------------------------------------------------------------------------------------------------------------------
 Spring Water, Inc.        State of Delaware      1,000 common shares                Sparkling Spring Water  No business operations
                                                                                     Limited                 Lease - Oregon
-----------------------------------------------------------------------------------------------------------------------------------
 Cullyspring Water Co.,    State of Washington    2,000 common shares                Spring Water, Inc.      Washington
 Inc.
-----------------------------------------------------------------------------------------------------------------------------------
 Crystal Spring            State of Delaware      2,000 common shares                Spring Water, Inc.      Oregon and Washington
 Acquisition, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
 Nature Springs Water      England and Wales      (a)  1,198,999 ordinary shares     Sparkling Spring Water  United Kingdom
 Company Limited                                                                     Limited                 (England)

                                                  (b)  1 ordinary share              Steve Larson (held in
                                                                                     trust for Sparkling
                                                                                     Spring Water Limited)

-----------------------------------------------------------------------------------------------------------------------------------



                                      -2-

-----------------------------------------------------------------------------------------------------------------------------------
 NAME OF WHOLLY-OWNED         JURISDICTION OF              NUMBER OF SHARES            REGISTERED HOLDERS    JURISDICTION:  WHOLLY-
 SUBSIDIARY                    INCORPORATION            ISSUED AND OUTSTANDING                               OWNED SUBSIDIARY
                                                                                                             CARRIES ON BUSINESS OR
                                                                                                             OWNS OR LEASES
                                                                                                             PROPERTY OR ASSETS
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
 Aquaporte (UK) Limited    England and Wales      34,002 ordinary shares             Nature Springs Water    United Kingdom
                           - to be struck                                            Company Limited         (England)
                           off/dissolved
-----------------------------------------------------------------------------------------------------------------------------------
 Marlborough Employment    United Kingdom         20,000 ordinary shares             Nature Springs Water    United Kingdom
 Limited                   - to be struck                                            Company Limited         (Scotland)
                           off/dissolved
-----------------------------------------------------------------------------------------------------------------------------------
 Krystal Fountain Water    England and Wales      (a)  726,310 ordinary shares       Nature Springs Water    United Kingdom
 Co. Limited                                                                         Company Limited         (England)
                                                  (b)  50,000 6% cumulative
                                                       convertible redeemable
                                                       preference shares
-----------------------------------------------------------------------------------------------------------------------------------
 Water at Work Limited     United Kingdom         81,100 ordinary shares             Marlborough Employment  United Kingdom
                                                                                     Limited                 (Scotland)
-----------------------------------------------------------------------------------------------------------------------------------
 Natural Water Limited     United Kingdom         (a)  90 ordinary shares            Water at Work Limited   United Kingdom
                                                                                                             (Scotland)
                                                  (b)  25,000 preference shares      Water at Work Limited
-----------------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE 5

                                POWER OF ATTORNEY

       The undersigned hereby appoints The Toronto-Dominion Bank (hereinafter called "TD Bank"), acting by any authorized signatory of TD Bank, the attorney of the undersigned:

       (a) to sign for and on behalf of and in the name of the undersigned as drawer, Drafts (as defined in the Credit Agreement referred to below) drawn on TD Bank payable to the order of the undersigned or payable to the order of TD Bank;

       (b)    to fill in the amount, date and maturity date of such Drafts; and

       (c) to discount and purchase and/or deliver such Drafts which have been accepted by TD Bank;

provided that such acts in each case are to be undertaken by TD Bank strictly in accordance with instructions given to TD Bank by the undersigned as provided in this power of attorney.

       Instructions from the undersigned to TD Bank relating to the execution, completion, endorsement, discount and/or delivery by TD Bank on behalf of the undersigned of Drafts which the undersigned wishes to submit to TD Bank for acceptance by TD Bank shall be communicated by the undersigned in writing to TD Bank pursuant to a Borrowing Notice (as that term is defined in the Credit Agreement referred to below) in accordance with the terms of the Credit Agreement dated as of April 30, 1998 between Sparkling Spring Water Group Limited, Sparkling Spring Water Limited, Sparkling Spring Water UK Limited, Spring Water, Inc., TD Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch to which the undersigned and TD Bank are parties (as amended, restated, supplemented or otherwise modified from time to time, the "Credit Agreement") and shall specify the following information:

       (a)    reference to this power of attorney;

       (b) an amount in Canadian Dollars, which shall be the aggregate face amount of the Drafts to be drawn in a particular transaction;

       (c) a specified period of time (not less than one month or in excess of six months) which shall be the number of days after the date of such Drafts that such Drafts are to be payable, and the dates of issuance and maturity of such Drafts; and

       (d) discount/payment instructions specifying the account number of the undersigned and the financial institution at which the proceeds of the purchase of such Drafts are to be credited;

all as set out in the Borrowing Notice (as that term is defined in the Credit Agreement).

       The communication in writing by the undersigned to TD Bank of the instructions set out in the Borrowing Notice referred to above shall constitute
(a) the authorization and instruction of the undersigned to TD Bank to complete and/or endorse Drafts in accordance with such information as set out above and
(b) the request of the undersigned to TD Bank to accept such Drafts and purchase or deliver the same in accordance with the Borrowing Notice (or subsequent written notice from the undersigned). The undersigned acknowledges that TD Bank shall not be obligated to accept any such Drafts except in accordance with the provisions of the Credit Agreement.

       TD Bank shall be and it is hereby authorized to act on behalf of the undersigned upon and in compliance with instructions communicated to TD Bank as provided herein if TD Bank reasonably believes them to be genuine. If TD Bank accepts Drafts pursuant to any such instructions, TD Bank shall confirm particulars of such instructions and advise the undersigned that TD Bank has complied therewith by notice in writing addressed to the undersigned and served personally or by facsimile transmission in accordance with the provisions of the Credit Agreement. TD Bank's actions in compliance with such instructions, confirmed and advised to the undersigned by such notice, shall be conclusively deemed to have been in accordance with the instructions of the undersigned unless the undersigned notifies TD Bank to the contrary in writing not later than the third business day next following receipt by the undersigned. Notice in writing to TD Bank as contemplated hereby shall be delivered in accordance with the provisions of the Credit Agreement.

       The undersigned agrees to indemnify TD Bank and its directors, officers, employees, affiliates and agents and to hold it and them harmless from and against any loss, liability, expense or claim of any kind or nature whatsoever incurred by any of them as a result of any action or inaction in any way relating to or arising out of this power of attorney or the acts contemplated hereby; provided that this indemnity shall not apply to any such loss, liability, expense or claim which results from the gross negligence or wilful misconduct of TD Bank or any of its directors, officers, employees, affiliates or agents.

       This power of attorney may be revoked at any time upon not less than five business days' written notice served upon TD Bank, provided that (i) it shall be replaced with another power of attorney forthwith in accordance with the requirements of Section 4.03 of the Credit Agreement; and (ii) no such revocation shall reduce, limit or otherwise affect the obligations of the undersigned in respect of any Draft executed, completed, endorsed, purchased and/or delivered in accordance herewith prior to the time at which such revocation becomes effective.

       This power of attorney is in addition to and not in substitution of any agreement to which TD Bank and the undersigned are parties.

       This power of attorney shall be governed in all respects by the laws of the Province of British Columbia and the laws of Canada applicable therein and the undersigned and TD Bank hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of such jurisdiction in respect of all matters arising out of this power of attorney.

       In the event of a conflict between the provisions of this power of attorney (other than the provisions of the immediately preceding paragraph) and the Credit Agreement, the Credit Agreement shall prevail.

       The undersigned has (have) expressly requested that this document be drawn up in the English language. Le(s) soussigne(s) a(ont) expressement demande que ce document soit redige en langue anglaise.


       DATED at _____________________, this ________ day of __________________.



                                [Insert name of Borrower]

                                By:     _______________________________________

                                Name:   _______________________________________

                                Title:  _______________________________________

                                   SCHEDULE 6

                         QUARTERLY FINANCIAL CERTIFICATE

       The undersigned hereby certifies as follows:

1. I am the [Chief Financial Officer/Vice-President, Finance] of Sparkling Spring Water Group Limited (the "Corporation") and am duly authorized to give this certificate for and on behalf of the Corporation and as an officer thereof.

2. This Certificate is delivered pursuant to Section 7.01(a)(vii) of the amended and restated credit agreement dated as of May 17, 1999 between the Corporation, Sparkling Spring Water Limited, Nature Springs Water Company Limited, Spring Water, Inc., The Toronto-Dominion Bank, Toronto Dominion (Texas), Inc. and The Toronto-Dominion Bank, London Branch (the "Credit Agreement"). Capitalized terms used herein have the meanings ascribed to such terms in the Credit Agreement.

3. I am familiar with and have examined the provisions of the Credit Agreement and have made such other examinations and investigations as in my opinion are necessary to give this Certificate and express an informed opinion on the matters set out herein. Based on such examinations and investigations, I confirm that no Default or Event of Default occurred during the period to which this Certificate relates (being the fiscal quarter ended _______________________) and that there is no Default or Event of Default under the Credit Agreement at the date of this Certificate.

4. As of the end of the period to which this Certificate relates, being the fiscal quarter ended

__________________________;

       (a) the ratio of Adjusted Consolidated EBITDA to Senior Interest for the four fiscal quarters then ended, as referred to in Section 8.01(l) of the Credit Agreement, was _______________________;

       (b) the ratio of Adjusted Consolidated EBITDA to Total Interest for the four fiscal quarters then ended, as referred to in Section 8.01(m) of the Credit Agreement, was _______________________;

       (c) the Senior Debt to Adjusted Consolidated EBITDA Ratio as at the fiscal quarter then ended, as referred to in Section 8.01(n) of the Credit Agreement, was ____________________________;

       (d)    the Senior Debt plus Contingency to Adjusted Consolidated
              EBITDA Ratio as at the fiscal quarter then ended, as referred to in Section 8.01(o) of the Credit Agreement,was ______________;

       (e) the ratio of Cash Flow for the four quarters then ended to Debt Service for such four quarters, as referred to in Section 8.01(p) of the Credit Agreement, was _______________________________; and

       (f) the Total Debt to Adjusted Consolidated EBITDA Ratio as at the fiscal quarter then ended, as referred to in Section 8.01(q) of the Credit Agreement, was ________________________________.

5.     The foregoing calculations are correct and accurate.

6. Attached hereto are schedules setting forth the foregoing calculations in reasonable detail.

7. The Corporation or a Wholly-Owned Subsidiary [has] [has not] effected a Disposition referred to in Section 9.01(f) of the Credit Agreement during the most recent fiscal quarter. [Details of any such Disposition are attached].

8. I am aware that the Lenders are entitled to rely upon the accuracy of the information herein contained.

         DATED this _________ day of ________________, ______.



                           ------------------------------------------
                           [Chief Financial Officer/Vice-President, Finance] Sparkling Spring Water Group Limited